Interim Report as of June 30, 2008

2nd Quarter 2008



AIR MAIL

Office of International Corporate Finance
Division of Coorporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549
USA

-File Number 82-334-

Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	Six months ended	
	Jun 30, 2008	Jun 30, 2007
Share price at period end	€ 54.85	€ 107.81
Share price high	€ 89.80	€ 118.51
Share price low	€ 54.32	€ 90.60
Basic earnings per share	€ 1.06	€ 8.23
Diluted earnings per share	€ 1.01	€ 7.86
Average shares outstanding, in m., basic	485	474
Average shares outstanding, in m., diluted	509	496
Return on average total shareholders' equity (post tax)	3.0 %	22.2 %
Pre-tax return on average total shareholders' equity	2.3 %	33.4 %
Pre-tax return on average active equity	2.6 %	40.3 %
Book value per basic share outstanding[1]	€ 65.34	€ 77.04
Cost/income ratio[2]	93.6 %	67.1 %
Compensation ratio[3]	56.1 %	44.7 %
Non-compensation ratio[4]	37.6 %	22.4 %
	in € m.	in € m.
Total revenues	10,008	18,359
Provision for credit losses	249	178
Total noninterest expenses	9,371	12,319
Income before income taxes	388	5,862
Net income	504	3,909
	Jun 30, 2008	Dec 31, 2007
	in € bn.	in € bn.
Total assets	1,991	1,924
Shareholders' equity	31.9	37.0
Core capital ratio (Tier 1)[5]	9.3 %	8.6 %
	Number	Number
Branches	1,922	1,889
thereof in Germany	986	989
Employees (full-time equivalent)	80,253	78,291
thereof in Germany	27,933	27,779
Long-term rating:		
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	AA	AA
Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 66 of this report.

1 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
2 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
3 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
4 Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
5 The core capital ratio (Tier 1) shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while the ratio presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Cover: Sofia Devoto, Deutsche Representaciones y Mandatos SA, Buenos Aires

Content

Dear Shareholders,



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

The second quarter of 2008 proved to be another very challenging quarter for the banking industry. After stabilizing in April, markets again deteriorated during June, with the result that the first half-year of 2008 turned out to be one of the most difficult for many years. In the U.S., house prices continued to decline, impacting the wider economy. Inflation in food and other essential commodities lead to growing concerns, and by the end of June the price of oil had risen 46 % since the start of the year. In the banking sector, conditions for credit and liquidity remained tight, while the banks most directly affected by the credit crisis came under pressure to replenish their capital base. Equity markets also weakened substantially toward the end of the quarter.

Deutsche Bank reported second-quarter net income of € 645 million, or € 1.27 per share (diluted) – well below the second quarter of 2007, but a marked improvement from our first quarter this year. The environment continued to affect the performance of our investment banking business, but our 'stable' businesses again proved their resilience. In Private Clients and Asset Management, we attracted € 10 billion of net new money, and managed invested assets of € 898 billion at the end of the quarter. We also maintained our capital strength and made significant progress on reducing key exposures. A year has now passed since the beginning of the credit downturn, and over this period, Deutsche Bank has earned a total of € 3.1 billion in net income. We have shown our strength in difficult conditions.

Our Corporate Banking & Securities business reported a pre-tax loss of € 311 million in the second quarter, after mark-downs of € 2.3 billion on legacy positions in areas particularly affected by market conditions. However, other sales and trading businesses held up well, with foreign exchange and interest rate trading producing revenues which were above the second quarter 2007. Corporate Finance revenues were significantly lower than in the second quarter 2007, primarily reflecting lower equity issuance and M&A. Nevertheless, the quality of our client franchise remains a vital asset. For the first half year, we were ranked fourth globally as measured by volume of announced M&A transactions, and at the annual Euromoney awards, we were named Best Investment Bank in Western Europe, together with a clutch of other awards. We are committed to gain market share.

Our 'stable' businesses once again performed well. Global Transaction Banking (GTB) produced pre-tax profits of € 283 million, up 15 % despite the adverse impact on our revenues of a weakening U.S. Dollar and lower interest rates. In early July, we also announced the acquisition of parts of the Dutch commercial banking business of ABN AMRO. This move gives us a top-four position in commercial banking in the Netherlands. We expect to complete the transaction in the fourth quarter of this year.

Our Asset and Wealth Management (AWM) business produced pre-tax profits of € 242 million, versus € 292 million in the second quarter 2007, reflecting lower management and performance fees as a result of declining equity values. Nevertheless, AWM attracted € 8 billion in net new money flows during the quarter, bringing its half-year total to € 15 billion.

Private & Business Clients (PBC) produced pre-tax profits of € 328 million, up 11 %. Revenues in brokerage and other investment products were lower than in the second quarter 2007, reflecting more difficult markets; however, this was in part counterbalanced by strong revenues in consumer finance and deposit products, and tight control of expenses. PBC produced strong revenue growth in growth markets including Poland and Asia. PBC also gathered net new money of € 3 billion during the quarter, bringing its half-year total to € 7 billion.

Taken together, these 'stable' businesses produced pre-tax profits of € 854 million for the quarter, higher than the second quarter 2007, while for the first half year, pre-tax profit was € 1.6 billion. These businesses have demonstrated earnings power in difficult markets, and our strategy of building them has paid off.

We also reaped the benefits of rigorous cost, risk and capital management. Our noninterest expenses were down 23 % in the quarter, and 24 % in the first half year. Our BIS Tier 1 Capital ratio, the key measure for the capital strength of a bank, was 9.3 % at the end of the quarter, well above our target range of 8-9 %. We continued to make dividend accruals at the same level as last year, and have thus made accruals of € 2.25 per share in the first six months of 2008. We also made significant progress in reducing our risk exposures. We reduced our leveraged finance exposure by € 5.7 billion to € 24.5 billion, taking advantage of improving market prices, and continued to make progress in early July. We reduced our commercial real estate exposure by € 3.7 billion, and we took mark-downs which reduced our exposure to monoline insurers and residential mortgage-backed securities. By the end of the first half year, we had raised € 40 billion of funding with maturities in excess of one year. We also reduced total assets by € 159 billion, to € 1,991 billion, by the end of the quarter.

Faced with a challenging near-term environment, Deutsche Bank has clear priorities. We will continue to strictly manage cost, risk and capital, and to reduce our exposures in key areas. We will seek opportunities to gain market share by capitalizing on our relatively robust performance through the current downturn. In investment banking, we will continue to build our client franchise. We will capitalize on the momentum of our 'stable' businesses. We will continue to invest in all our core businesses, both organically and by acquisition, but we will not relax our discipline. The cost of any investment must be justifiable in terms of the value created for our shareholders. Having already built leadership positions in our core businesses, we are under no pressure to make acquisitions. This holds true for our business across the world – and our home market, Germany, is no exception.

Looking forward, we remain cautious for the remainder of 2008. Volumes in some trading businesses have returned to solid levels, and regulators, central bankers, governments and the banking industry have proved their determination to take corrective action. The economies of important developing and energy-producing nations remain robust. However, in the U.S., sustained weakness in the housing market, a slowing economy, rising unemployment and inflationary pressures all negatively influence the outlook. In the world's capital markets, both issuers and investors remain wary, and liquidity remains a challenge for the banking industry. In this environment, share prices of banking stocks across the board have come under intense pressure. Unfortunately, Deutsche Bank has not escaped this trend. Nevertheless, my recent conversations with large investors around the world reinforce my conviction, that Deutsche Bank's franchise is correctly positioned to create long-term value for shareholders.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, July 2008

Management Report

DISCUSSION OF GROUP RESULTS

2008 TO 2007 THREE MONTHS COMPARISON

NET REVENUES for the quarter were € 5.4 billion, after mark-downs in Corporate Banking & Securities (CB&S) of € 2.3 billion, compared to net revenues of € 8.8 billion in the second quarter 2007.

The Corporate and Investment Bank (CIB) recorded net revenues of € 2.9 billion, compared to € 6.0 billion in the second quarter 2007.

In CB&S, net revenues were € 2.2 billion, after mark-downs of € 2.3 billion, compared to net revenues of € 5.3 billion in the second quarter 2007. In Sales & Trading (Debt and other products), we reported net revenues of € 602 million, compared to € 2.9 billion in the second quarter 2007, after mark-downs in the current quarter of € 2.1 billion. These mark-downs were as follows: residential mortgage-backed securities (€ 1.0 billion), monoline insurers (€ 0.5 billion), commercial real estate (€ 0.3 billion, including specific hedges), and impairment losses on available for sale assets (€ 0.2 billion). Revenues in credit trading also declined year-on-year. These reductions more than offset year-on-year revenue growth in foreign exchange, money markets and interest rate products. In Sales & Trading (Equity), revenues were € 830 million versus € 1.4 billion in the second quarter 2007, primarily reflecting lower revenues in equity derivatives, due to lower customer activity in structured products and persistent difficult conditions in correlation trading, which more than offset year-on-year revenue growth in prime services. Advisory revenues were € 125 million, versus € 256 million in the second quarter 2007, reflecting lower levels of merger and acquisition activity. Origination revenues were € 266 million, versus € 638 million in the second quarter 2007, reflecting mark-downs of € 200 million in leveraged finance and lower levels of market activity in equity issuance. Net revenues for the second quarter 2008 included a gain of € 13 million from changes in the credit spreads on certain of our own debt on which we elected to use the fair value option. The application of the fair value option on our liabilities remained unchanged from prior reporting periods. The aggregate gain recorded on our own debt since January 1, 2007 was slightly above € 100 million.

In Global Transaction Banking (GTB), net revenues were € 671 million, up 2 % versus the second quarter 2007, primarily reflecting revenue growth in Trade Finance and investment income.

In Private Clients and Asset Management (PCAM), net revenues reached € 2.4 billion, versus € 2.6 billion in the second quarter 2007.

In Asset and Wealth Management (AWM), net revenues were € 962 million, down 16 % versus the second quarter 2007, reflecting lower fee and commission income due in part to the impact of deteriorating market conditions, and revenues arising in the prior year quarter from the sale of business activities and investments.

In Private & Business Clients (PBC), net revenues were € 1.5 billion, up 2 % versus the second quarter 2007. Brokerage and portfolio/fund management revenues were lower than in the prior year quarter, reflecting less favorable conditions in equity markets, but this development was offset by growth in revenues from loans, deposits, insurance brokerage and payments and account services.

In Corporate Investments (CI), net revenues were € 296 million, up 14 % versus the second quarter 2007, primarily reflecting gains on partial sales from our industrial holdings portfolio and from the disposal of other investments, which were in part offset by negative mark-to-market adjustments on the valuation of our option to increase our stake in Hua Xia Bank in China. Dividend income in the current quarter was € 111 million, down from € 130 million in the prior year quarter.

PROVISION FOR CREDIT LOSSES was € 135 million, versus € 81 million in the second quarter 2007. This development reflects lower releases and recoveries within CB&S, together with higher provisions in PBC, which in turn mainly reflect that division's organic growth in consumer finance, principally in Poland, and increased credit costs in Spain.

NONINTEREST EXPENSES were € 4.6 billion in the quarter, down 23 % from € 6.0 billion in the second quarter 2007. Compensation and benefits were € 2.7 billion, down 31 % versus the second quarter 2007, primarily reflecting lower accruals for performance-related compensation in light of lower operating results. Our variable compensation reflects both Group and segmental performance, and the second quarter 2008 variable compensation expenses included adjustments to accruals reflected in segmental results because of the lower performance of the Group. General and administrative expenses were € 1.8 billion, down 14 % versus the second quarter 2007, reflecting foreign exchange movements, lower litigation-related expenses and cost containment initiatives. Policyholder benefits and claims were € 119 million, up from € 27 million in the second quarter 2007, primarily reflecting provisions for liabilities to policyholders for the closed book insurance business acquired from Abbey Life, in respect of which an offsetting revenue amount was included in Other products in CB&S.

INCOME BEFORE INCOME TAXES was € 642 million in the second quarter 2008, versus € 2.7 billion in the second quarter 2007. Pre-tax return on average active equity was 9 %. Per our target definition, which excludes certain significant gains of € 242 million in the current quarter and € 131 million in the second quarter 2007, income before income taxes would be € 404 million compared to € 2.6 billion in the prior year period. Pre-tax return on average active equity per our target definition was 5 %, versus 34 % in the second quarter 2007.

NET INCOME in the quarter was € 645 million, versus € 1.8 billion in the second quarter 2007. A tax benefit of € 3 million was recorded in the quarter, versus a tax expense of € 922 million in the second quarter of 2007. The net benefit in the current quarter was mainly driven by the geographic mix of income, successful resolution of outstanding tax matters and an offsetting tax charge related to share-based compensation as a result of a decline in our share price. Diluted earnings per share were € 1.27, versus € 3.60 in the second quarter 2007.

THE BIS TIER 1 CAPITAL RATIO, reported under Basel II, was 9.3 % at the end of the quarter, up from 9.2 % at the end of the first quarter 2008 and versus 8.4% (reported under Basel I) at the end of the second quarter 2007. At the end of the quarter, risk-weighted assets were € 305 billion, up from € 303 billion at the end of the first quarter 2008. Tier 1 capital at the end of the quarter was € 28.3 billion. In the second quarter 2008, we also made a dividend accrual equivalent to 25 % of the annual dividend payment per share for 2007, as was the case in the first quarter, bringing the cumulative dividend accrual for the first half of 2008 to € 2.25 per share. Total assets at the end of the quarter were € 1,991 billion, a reduction of € 159 billion during the quarter, primarily reflecting a decrease in positive market values and reductions in repo and stock borrow assets (total assets of prior periods have been revised to be consistent with current presentation; for more details please refer to the Basis of Preparation on page 44 of this document). We also completed our full year 2008 issuance plan during the quarter. In the first half of 2008, we raised a total of € 40 billion of funding with maturities in excess of one year.

2008 TO 2007 SIX MONTHS COMPARISON

NET REVENUES for the first half of 2008 were € 10.0 billion, after mark-downs in CB&S of € 2.7 billion in the first quarter 2008 and € 2.3 billion in the second quarter 2008, versus net revenues of € 18.4 billion in the first six months of 2007.

In CIB, revenues in Sales & Trading were € 3.5 billion. Sales & Trading (Debt and other products) net revenues were € 1.9 billion, compared to € 6.2 billion in the first half of 2007, reflecting mark-downs arising in residential mortgage-backed securities, commercial real estate, monoline insurers and impairment losses on available for sale assets. In Sales & Trading (Equity), revenues were € 1.6 billion, versus € 3.1 billion in the first half of 2007, primarily reflecting lower trading volumes and ongoing challenges in correlation trading. In Advisory, revenues were € 253 million, versus € 507 million in the comparison period as a result of the reduced market activity. Origination revenues were negative € 1.0 billion, versus revenues of € 1.2 billion in the first half of 2007, mainly reflecting mark-downs of € 2.0 billion in leveraged finance loans and loan commitments. Net revenues for the first six months of 2008 included a gain of € 91 million from changes in the credit spreads on certain of our own debt on which the fair value option was used.

In GTB, net revenues of € 1.3 billion were up 5 % compared to the first half of 2007, mainly driven by higher volumes in Trade Finance, Cash Management and Trust and Securities Services.

PCAM's net revenues of € 4.9 billion were 2 % lower than in the first six months of 2007.

In AWM, net revenues were € 2.0 billion, down 9 % versus the first half of 2007, reflecting lower fee and commission income, partly due to the impact of deteriorating market conditions. Revenues from investments were also down compared to the first half of 2007.

In PBC, net revenues of € 2.9 billion were up 2 % compared to the first half 2007. Brokerage and portfolio/fund management revenues were lower than in the comparison period, reflecting unfavorable conditions in equity markets. This development was more than offset by growth in revenues from payments and account services, insurance brokerage, and from loans and deposits.

Net revenues in CI of € 1.0 billion grew 44 % compared to the first six months of 2007. The increase mainly reflected gains from partial sales of industrial holdings and from the disposal of other investments, which were in part offset by negative mark-to-market adjustments on the valuation of our option to increase our stake in Hua Xia Bank in China.

PROVISION FOR CREDIT LOSSES was € 249 million in the first half of 2008, up 40 % from € 178 million in the first half of 2007. This increase was mainly attributable to lower releases of provisions in CB&S and increases in PBC from organic growth in consumer finance, principally in Poland, and increased credit costs in Spain.

NONINTEREST EXPENSES in the first half of 2008 were € 9.4 billion, down 24 % versus € 12.3 billion in the first six months of 2007. Compensation and benefits of € 5.6 billion were down 32 % versus € 8.2 billion in the prior year period. This development was mainly driven by lower performance-related compensation in line with the operating results and by the adjustments to accruals due to the Group performance in the second quarter 2008. General and administrative expenses for the first six months were € 3.8 billion, down 6 % compared to € 4.0 billion in the first half of 2007. This reduction reflects foreign exchange movements, lower litigation-related expenses, lower expenses from consolidated investments and cost containment initiatives. Noninterest expenses also included a goodwill impairment of € 54 million in CI in the first half of 2007. The goodwill impairment of € 5 million in CB&S in the first half of 2008 was related to a fully consolidated investment in Global Markets, which was not an integral part of this cash generating unit.

For the first six months of 2008, INCOME BEFORE INCOME TAXES was € 388 million, versus € 5.9 billion in the first six months of 2007. Pre-tax return on average active equity was 3 % for the first six months of 2008, compared to 40 % for the first half of 2007. Per our target definition, which excludes certain significant gains (net of related expenses) of € 1.1 billion in the first half of 2008 and € 383 million in the first half of 2007, loss before income taxes in the first half of 2008 was € 694 million versus income before income taxes of € 5.5 billion for the first six months of 2007. Pre-tax return on average active equity per our target definition was negative 5 % for the first six months of 2008, compared to 38 % for the first half of 2007.

NET INCOME for the first six months of 2008 was € 504 million, versus € 3.9 billion in the first six months of 2007. Diluted earnings per share were € 1.01, compared to € 7.86 in the prior year period. The tax benefit of € 116 million for the first half year of 2008, versus a tax expense of € 2.0 billion in the first half of 2007, relates mainly to a favorable geographic mix of income, successful resolution of outstanding tax matters and a credit of € 44 million policyholder tax in respect to the Abbey Life business. These beneficial impacts were partly offset by a tax charge related to share based compensation as a result of the decline in our share price.

BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	2,853	5,964	(52)	4,394	12,694	(65)
Provision for credit losses	(9)	(42)	(78)	(20)	(62)	(67)
Noninterest expenses	2,894	4,006	(28)	5,807	8,352	(30)
Minority interest	(4)	2	N/M	(12)	11	N/M
Income (loss) before income taxes	**(27)**	**1,998**	**N/M**	**(1,381)**	**4,393**	**N/M**

N/M – Not meaningful

CORPORATE BANKING & SECURITIES (CB&S)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	2,183	5,308	(59)	3,063	11,426	(73)
Provision for credit losses	(14)	(42)	(67)	(22)	(63)	(65)
Noninterest expenses	2,511	3,596	(30)	5,011	7,546	(34)
Minority interest	(4)	2	N/M	(12)	11	N/M
Income (loss) before income taxes	**(311)**	**1,752**	**N/M**	**(1,915)**	**3,933**	**N/M**

N/M – Not meaningful

2008 TO 2007 THREE MONTHS COMPARISON

SALES & TRADING (DEBT AND OTHER PRODUCTS) generated revenues of € 602 million in the second quarter 2008, a decrease of € 2.3 billion, or 79 %, compared to the second quarter of 2007. The decrease in revenues was primarily driven by mark-downs of € 2.1 billion on holdings of residential mortgage-backed securities (€ 1.0 billion) and commercial real estate loans (€ 309 million), further provisions against monoline insurers (€ 530 million) and impairment losses on available for sale positions (€ 203 million).

Revenues excluding mark-downs, while below second quarter 2007 levels, remained strong given the difficult market environment. In our credit business, revenues have fallen year-on-year driven by a reduction in structured product activity and a weaker proprietary trading performance. Revenues in foreign exchange, money markets and interest rate products increased compared to the prior year quarter, due to both strong customer volumes and favorable market positioning, although revenues fell versus the first quarter in line with seasonal patterns experienced in previous years. We were ranked as the world's leading provider of risk management solutions by Euromoney Magazine, as the largest derivatives dealer to institutional investors by Risk Magazine, and as the leading derivatives house in Asia by Asia Risk.

SALES & TRADING (EQUITY) generated revenues of € 830 million in the second quarter 2008, a decrease of € 573 million, or 41 %, versus the same quarter 2007. Revenues from equity derivatives were materially lower than in the second quarter 2007 due to lower customer activity in structured products and ongoing challenges in correlation trading. We made further progress in prime brokerage, acquiring significant new business from both existing and new clients. Revenues from designated proprietary trading activities were marginally lower than in the second quarter 2007.

ORIGINATION AND ADVISORY generated revenues of € 391 million in the second quarter 2008 compared to € 895 million in the second quarter 2007. The reduction in revenues was due to continued weakness in the advisory and financing markets, with volumes down significantly versus the same period 2007. Although Advisory revenues decreased consistent with the overall market, we increased our share and ranking in announced transaction volumes, achieving a number two position in Europe and a number four position, our best ever, in the U.S. In Equity Origination, revenues were down following significantly lower market volumes, with more than half of the market activity dominated by a small number of large transactions. In Debt Origination, Investment Grade revenues increased in a challenging market and we maintained a top five global ranking. Overall, debt origination revenues were negatively impacted by limited new issuance in leveraged finance (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic). Mark-to-market losses, net of fees, of € 200 million were recorded against leveraged finance loans and loan commitments during the second quarter, partially offset by related positive net interest income of € 151 million. Significant progress was made in the reduction of our leveraged finance commitment backlog with the amount of legacy exposure down by 42 % at the end of the second quarter 2008 versus the amount of exposure outstanding as at June 30, 2007.

LOAN PRODUCTS revenues were € 312 million for the second quarter 2008, an increase of € 98 million, or 46 %, from the same period last year, largely due to mark-to-market gains resulting from tightening credit spreads on investment grade loans for which we have elected the fair value option.

OTHER PRODUCTS revenues were € 47 million in the second quarter 2008 compared to negative revenues of € 93 million in the prior year quarter. This primarily reflected premiums received on the closed book insurance business, which was acquired from Abbey Life in the fourth quarter 2007. This effect is offset by noninterest expenses in policyholder benefits and claims and therefore has no impact on our profitability.

In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 14 million in the second quarter 2008 compared to a net release of € 42 million in the prior year quarter.

NONINTEREST EXPENSES were € 2.5 billion in the second quarter 2008, a decrease of 30 %, or € 1.1 billion, compared to the second quarter 2007, primarily reflecting lower performance-related compensation in line with operating results.

INCOME (LOSS) BEFORE INCOME TAXES in CB&S was a loss of € 311 million in the second quarter 2008, compared to income of € 1.8 billion in the prior year quarter.

2008 TO 2007 SIX MONTHS COMPARISON

In the first half year, SALES & TRADING (DEBT AND OTHER PRODUCTS) revenues were € 1.9 billion, a decrease of € 4.3 billion, or 69 %, versus the first half of 2007. The decline in revenues was primarily due to mark-downs on holdings of residential mortgage-backed securities and commercial real estate loans, further provisions against monoline insurers, which have proved problematic for the investment banking industry as a whole, and impairment losses on available for sale positions. Revenues included mark-downs of € 885 million in the first quarter 2008 and of € 2.1 billion in the second quarter 2008. Although reduced, customer activity remained strong, contributing to growth in revenues in foreign exchange, money markets and interest rates, partially offset by lower revenues in credit and residential mortgage-backed securities trading.

In the first six months of 2008, SALES & TRADING (EQUITY) generated revenues of € 1.6 billion, a decrease of € 1.5 billion, or 49 %, versus the first half of 2007. In equity derivatives, revenues decreased year-on-year due to lower trading volumes and ongoing challenges in correlation trading. Revenues from cash equities trading grew in the Americas, and declined in Asia and Europe. Our prime brokerage business benefited from significant new securities balances from both existing and new clients.

ORIGINATION AND ADVISORY generated negative revenues of € 779 million in the first half of 2008 compared to revenues of € 1.7 billion in the first half of 2007. The first half of 2008 included mark-to-market losses, net of fees, of € 2.0 billion against leveraged finance loans and loan commitments. In addition, overall weakness in the advisory and financing markets led to a significant decrease in new business volume compared to the first half of 2007.

LOAN PRODUCTS revenues were € 554 million in the first half of 2008, a € 18 million, or 3 %, increase on the same period last year.

OTHER PRODUCTS revenues were negative € 206 million in the first half of 2008, a decrease of € 45 million compared to the same period last year. This mainly results from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life. This effect is offset by policyholder benefits and claims in noninterest expenses and consequently has no impact on profitability.

CB&S recorded a net release of € 22 million in PROVISION FOR CREDIT LOSSES in the first half of 2008, compared to a net release of € 63 million in the first half of 2007.

CB&S's NONINTEREST EXPENSES of € 5.0 billion in the first half of 2008 were € 2.5 billion, or 34 %, lower than in the first half of the prior year. The decrease mainly reflects lower performance-related compensation in line with business results.

INCOME (LOSS) BEFORE INCOME TAXES in CB&S was a loss of € 1.9 billion in the first half of 2008, compared to income of € 3.9 billion in the first half of 2007.

UPDATE ON KEY CREDIT MARKET EXPOSURES

Ongoing market dislocations and illiquidity in the credit markets may continue to impact remaining risk positions (including protection purchased from monoline insurers) of those CB&S businesses that have been heavily impacted by the global credit crisis. These businesses are primarily those relating to credit structuring, residential mortgages, commercial real estate and leveraged finance. The following paragraphs summarize these exposures as of the end of the second quarter of 2008 and the end of the first half year of 2008.

CDO TRADING AND ORIGINATION BUSINESSES: The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of June 30, 2008 and March 31, 2008.

CDO subprime exposure – Trading			**Jun 30, 2008**			**Mar 31, 2008**
in € m.	**Subprime ABS CDO gross exposure**	**Hedges and other protection purchased**	**Subprime ABS CDO net exposure**	**Subprime ABS CDO gross exposure**	**Hedges and other protection purchased**	**Subprime ABS CDO net exposure**
Super Senior tranches	1,076	(381)	695	1,175	(476)	699
Mezzanine tranches	350	(439)	(89)	624	(599)	25
Total Super Senior and Mezzanine tranches	**1,426**	**(820)**	**606**	**1,799**	**(1,075)**	**724**
Other net subprime-related exposure held by CDO businesses			185			197
Total net subprime exposure in CDO businesses			**791**			**921**

In the above table, "exposure" represents our potential loss in the event of a 100 % default of subprime securities and subprime-related ABS CDO, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures; for each synthetic subprime position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

ABS CDO valuations are driven by parameters which can be separated into primary and secondary. Primary parameters are quantitative inputs into the pricing model. Secondary parameters can be qualitative (geographical concentration) or quantitative (historical default rates), and are used to determine the appropriate values for the primary parameters. Therefore secondary parameters are only used as guidelines to support the reasonable estimates for primary parameters. Key primary parameters driving valuation for CDO assets include forward rates, credit spreads, prepayment speeds, and correlation, default and recovery rates. We have also classified ABS CDO as subprime if 50 % or more of the underlying collateral are home equity loans.

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances. As of June 30, 2008, the Super Senior and Mezzanine gross exposures and hedges consisted of approximately 1 % 2007, 35 % 2006, 36 % 2005 and 28 % 2004 and earlier vintages.

In addition to subprime-related CDO exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. As of June 30, 2008, gross exposure for these positions on an equivalent basis to the above was € 381 million and net exposure was € 176 million. As of March 31, 2008, gross exposure was € 489 million and net exposure was € 127 million.

Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments.

In addition to the exposure classified as "trading", the table below summarizes our exposure to U.S. subprime ABS CDOs classified as "Available for sale". These exposures arise from activities with Group sponsored asset-backed commercial papers. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the second quarter 2008 results, we recorded charges in profit or loss of € 203 million against these available for sale positions which have been previously recorded in equity. As of June 30, 2008, the remaining amounts recorded in equity against these positions were € 32 million.

CDO subprime exposure – Available for sale		**Exposure**
in € m.	**Jun 30, 2008**	**Mar 31, 2008**
Available for sale	306	385
Short positions on trading book	(87)	(365)
Total net CDO subprime exposure	**219**	**20**

RESIDENTIAL MORTGAGE BUSINESSES: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization businesses in residential mortgages. The credit-sensitive exposures, which exclude agency CMOs and agency eligible loans, are summarized below.

Other U.S. residential mortgage business exposure	Exposure	
in € m.	Jun 30, 2008	Mar 31, 2008
Alt-A	4,203	5,238
Subprime	103	202
Other	1,574	1,599
Total other U.S. residential mortgage gross assets	**5,880**	**7,038**
Hedges and other protection purchased	(5,011)	(5,601)
Other trading-related net positions	592	675
Total net other U.S. residential mortgage business exposure	**1,461**	**2,112**

In the above table, "exposure" represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures; for each synthetic position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).

Our methodology to convert hedges into bond equivalents has been updated during the quarter and is reflected in the June 30, 2008, amounts. This would also have resulted in an increased exposure as of March 31, 2008, and is revised in the table above.

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances. On June 30, 2008, the Alt-A and subprime gross assets, and hedges and other protection purchased, consisted of approximately 2 % 2008, 89 % 2007, 7 % 2006 and 2 % 2005 and earlier vintages. The credit ratings on the total Alt-A and subprime gross assets, and hedges and other protection purchased, were approximately 80 % AAA.

Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts.

During the second quarter 2008 we have recorded losses of € 940 million in our U.S. residential mortgage business, primarily relating to the Alt-A exposures that are disclosed in the table above.

CB&S's European "originate and distribute" mortgage business has remaining exposures to residential mortgages of € 1.8 billion (UK € 1.3 billion, Italy € 296 million, Germany € 176 million, Spain € 70 million) in trading assets. During the second quarter 2008, we incurred losses of € 71 million on mark-downs of these trading assets.

EXPOSURE TO MONOLINE INSURERS: The deterioration of the U.S. subprime mortgage market has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if we incur losses because of defaults in the underlying assets (or collateral). There is some uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions, e.g., liquidation, we can accelerate claims regardless of actual losses on the underlying assets.

The following table summarizes the fair value of our counterparty exposures to monoline insurers with respect to residential mortgage-related activity, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments ("CVA") that we have recorded against the exposures. The credit valuation adjustments are based on a name-by-name assessment of creditworthiness of each monoline.

Monoline exposure related to U.S. residential mortgages	Jun 30, 2008				Mar 31, 2008			
in € m.	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Fair value prior to CVA[1]	CVA[1]	Fair value after CVA[1]
AAA Monolines:								
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	84	18	–	18	132	18	–	18
Alt-A	4,766	837	(6)	831	5,207	775	(2)	773
Total AAA Monolines	**4,849**	**855**	**(6)**	**849**	**5,339**	**793**	**(2)**	**791**
Non AAA Investment Grade Monolines:								
Super Senior ABS CDO	286	251	(176)	75	1,085	768	(196)	572
Other subprime	114	62	(3)	59	329	49	(1)	48
Alt-A	–	–	–	–	1,057	128	(7)	121
Total Non AAA Investment Grade Monolines	**400**	**313**	**(178)**	**134**	**2,471**	**946**	**(204)**	**742**
Non Investment Grade Monolines:								
Super Senior ABS CDO	785	653	(534)	119	69	60	(60)	–
Other subprime	190	1	–	1	–	–	–	–
Alt-A	1,486	228	(23)	205	–	–	–	–
Total Non Investment Grade Monolines	**2,462**	**882**	**(557)**	**325**	**69**	**60**	**(60)**	**–**
Total Super Senior ABS CDO	**1,071**	**904**	**(710)**	**194**	**1,153**	**828**	**(256)**	**572**
Total other subprime	**388**	**81**	**(3)**	**78**	**461**	**67**	**(1)**	**66**
Total Alt-A	**6,252**	**1,065**	**(29)**	**1,037**	**6,264**	**904**	**(10)**	**894**
Total	**7,711**	**2,050**	**(741)**	**1,309**	**7,878**	**1,799**	**(267)**	**1,532**

1 Credit valuation adjustment

The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor's and Moody's credit ratings as of June 30, 2008. For the comparative March 31, 2008 figures, we have used the credit ratings that existed at the time.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As at June 30, 2008 and March 31, 2008, the exposure on wrapped bonds related to U.S. residential mortgages was € 63 million and € 70 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 2.2 billion (thereof CDS € 1.7 billion, wrapped bonds € 448 million) as of June 30, 2008, compared to € 1.9 billion (thereof CDS € 1.4 billion, wrapped bonds € 520 million) as of March 31, 2008, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other protected assets. These arise from a range of client activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt.

As of June 30, 2008, our total CVA for monoline exposures was € 843 million (thereof mortgage-related € 741 million, other exposures € 102 million), compared to € 313 million (thereof mortgage-related € 267 million, and other exposures € 46 million) as of March 31, 2008, giving a total charge for the quarter of € 530 million.

COMMERCIAL REAL ESTATE BUSINESS: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and held primarily with the intent to sell, syndicate, securitize or to otherwise distribute to third party investors. The following is a summary of our exposure to commercial mortgage whole loans which are held on a fair value basis as of June 30, 2008 and March 31, 2008. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate traded whole loan exposure	Gross exposure	
in € m.	Jun 30, 2008	Mar 31, 2008
Funded positions	15,949	16,536
Unfunded commitments	–	–
Total gross traded whole loan exposure [A]	**15,949**	**16,536**
Risk reduction	(3,991)	(1,249)
Total net traded whole loan exposure [B]	**11,958**	**15,287**
Gross exposure by region:		
North America	7,441	7,605
Germany	6,500	6,726
Other Europe	1,947	2,068
Asia/Pacific	61	137
Gross exposure by loan type:		
Office	4,255	4,200
Hotel	3,735	4,002
Retail	2,910	3,095
Multi-Family	2,808	2,876
Leisure	1,000	1,000
Mixed Use	827	901
Other	414	462

Mark-to-market losses against loans	Three months ended	
in € m.	Jun 30, 2008	Mar 31, 2008
Net mark-downs excluding hedges	(543)	(342)
Gain (loss) on specific hedges	234	(99)
Net mark-downs including specific hedges	**(309)**	**(441)**

	Jun 30, 2008	Mar 31, 2008
Life-to-date gross mark-downs excluding fees and specific hedges on remaining exposure [C]	(1,277)	(865)
Fees on remaining exposure	166	163
Life-to-date net mark-downs excluding specific hedges on remaining exposure	**(1,111)**	**(702)**
Life-to-date gain (loss) on specific hedges on remaining exposure	135	(99)
Life-to-date net mark-downs including specific hedges on remaining exposure	**(976)**	**(801)**
Carrying value of loans held on a fair value basis, gross of risk reduction [A-C]	**14,672**	**15,671**
Carrying value of loans held on a fair value basis, net of risk reduction [B-C]	**10,681**	**14,422**

Gross traded whole loan exposure as of March 31, 2008 has been revised to include € 137 million traded loans in Asia. In addition, we have updated our methodology to include the risk reduction from sales, securitizations and other strategies and have reflected this in the June 30, 2008 and March 31, 2008 amounts in the table above.

Mark-to-market losses as of June 30, 2008 arose from continued illiquidity in the markets, credit spread widening and the impact of the slowing economy on commercial real estate values.

LEVERAGED FINANCE BUSINESS: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of June 30, 2008 and March 31, 2008. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of June 30, 2008. This excludes loans accounted for on an amortized cost basis that were originated prior to the start of the credit crisis in the second quarter of 2007.

Leveraged Finance exposure	**Gross exposure**	
in € m.	**Jun 30, 2008**	**Mar 31, 2008**
Funded positions	10,231	16,509
Unfunded commitments	16,592	16,638
Total Leveraged Finance exposure [A]	**26,823**	**33,147**
Thereof: Loans accounted for on an amortized cost basis [B]	1,422	1,714
Gross exposure by region:		
North America	19,159	23,689
Europe	7,234	8,843
Asia/Pacific	430	615
Gross exposure by industry sector:		
Telecommunications	6,555	6,685
Chemicals	4,906	4,929
Pharmaceuticals	4,747	4,783
Media	3,054	2,913
Hospitality & Gaming	2,981	3,913
Other	1,423	2,475
Leasing	1,305	1,844
Services	957	3,419
Healthcare	895	2,186

Mark-to-market losses against loans and loan commitments	**Three months ended**	
in € m.	**Jun 30, 2008**	**Mar 31, 2008**
Net mark-downs excluding hedges	(200)	(1,770)
	Jun 30, 2008	**Mar 31, 2008**
Life-to-date gross mark-downs excluding fees and hedges on remaining exposure [C]	(2,276)	(2,901)
Fees on remaining exposure	483	605
Life-to-date net mark-downs excluding hedges on remaining exposure	**(1,793)**	**(2,296)**
Exposure to loans and loan commitments (Fair Value basis) [A-B-C]	**23,125**	**28,532**
Exposure to loans and loan commitments (Fair Value and amortized cost basis) [A-C]	**24,547**	**30,246**

GLOBAL TRANSACTION BANKING (GTB)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	671	656	2	1,331	1,268	5
Provision for credit losses	4	(0)	N/M	2	1	114
Noninterest expenses	383	409	(7)	796	807	(1)
Minority interest	–	–	N/M	–	–	N/M
Income before income taxes	**283**	**247**	**15**	**533**	**460**	**16**

N/M – Not meaningful

2008 TO 2007 THREE MONTHS COMPARISON

GTB generated record second quarter NET REVENUES of € 671 million, up € 15 million versus the same period last year. The increase was attributable to Trade Finance with higher volumes in the documentary business and a stronger guarantee business in Asia/Pacific and Europe, as well as to higher investment income. Also contributing to revenue growth were higher assets under custody which increased 3 % compared to June 30, 2007, reflecting new client mandates and higher business volumes from our existing client base. These positive factors were partly offset by a weaker U.S. Dollar, lower U.S. interest rates and more challenging market conditions.

In PROVISION FOR CREDIT LOSSES, a net charge of € 4 million was recorded in the second quarter 2008, while no net provision was recorded in the same quarter of the previous year.

NONINTEREST EXPENSES were € 383 million in the second quarter 2008, down € 27 million, or 7 %, compared to the same quarter last year. This reflects a reduction in performance-related compensation in line with group-wide results and lower transaction-related costs, driven by efficiency improvements, and continued cost discipline.

INCOME BEFORE INCOME TAXES was € 283 million, a second quarter record and an increase of € 37 million, or 15 %, compared to the prior year quarter, due in part to the aforementioned reduction in performance-related compensation.

2008 TO 2007 SIX MONTHS COMPARISON

GTB's REVENUES for the first half of 2008 were € 1.3 billion, an increase of € 64 million, or 5 %, compared to the first half of 2007. This increase was predominantly attributable to the Trade Finance, Cash Management and Domestic Custody businesses. The revenue increase in Trade Finance was mainly due to higher volumes in the documentary business as well as a stronger guarantee business in Asia/Pacific and Europe. Higher Cash Management-related revenues were mainly driven by increased transaction volumes in the Euro clearing business. Domestic Custody-related revenues increased mainly due to new client mandates and higher business volumes from our existing client base.

In PROVISION FOR CREDIT LOSSES, a net charge of € 2 million was recorded in the first half of 2008, compared to a net charge of € 1 million in the first half of 2007.

NONINTEREST EXPENSES were € 796 million in the first half of 2008, down € 10 million, or 1 %, versus the same period last year, impacted by the reduction in performance-related compensation.

INCOME BEFORE INCOME TAXES rose by € 73 million, or 16 %, versus the first half of 2007 to € 533 million, due in part to the aforementioned reduction in performance-related compensation.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	2,440	2,582	(5)	4,894	5,014	(2)
Provision for credit losses	145	124	17	270	241	12
Noninterest expenses	1,725	1,866	(8)	3,563	3,699	(4)
Minority interest	(1)	3	N/M	(1)	5	N/M
Income before income taxes	**570**	**588**	**(3)**	**1,063**	**1,069**	**(1)**

N/M – Not meaningful

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	962	1,140	(16)	1,963	2,147	(9)
Provision for credit losses	1	(0)	N/M	1	0	144
Noninterest expenses	720	845	(15)	1,533	1,662	(8)
Minority interest	(1)	3	N/M	(1)	5	N/M
Income before income taxes	**242**	**292**	**(17)**	**431**	**480**	**(10)**

N/M – Not meaningful

2008 TO 2007 THREE MONTHS COMPARISON

AWM reported NET REVENUES of € 962 million in the second quarter 2008, a decrease of € 177 million, or 16 %, compared to the same period in 2007. PORTFOLIO/FUND MANAGEMENT revenues in Asset Management (AM) were lower by € 82 million, or 14 %, and in Private Wealth Management (PWM) by € 12 million, or 11 %. In both business divisions the declines were mainly driven by the impact of ongoing unfavorable market conditions in the second quarter 2008 on asset-based fees as well as the impact of the strong Euro. These developments were only partly compensated by the effects of continued invested assets inflows.

BROKERAGE revenues essentially reached prior year levels despite the effects from the unfavorable market conditions and the stronger Euro. LOAN/DEPOSIT revenues also remained nearly unchanged compared to the second quarter 2007. Revenues from OTHER PRODUCTS of € 58 million decreased € 83 million, or 59 %, compared to the second quarter 2007. This decrease was mainly driven by higher sales gains in the second quarter of 2007, including a gain of € 48 million from the sale of AM's Australian manufacturing platform, partially offset by current quarter gains on sales of AM European business activities. Results from investments were also down from the prior year quarter. In addition, unit-linked insurance contracts contributed to the development with an offset in noninterest expenses.

NONINTEREST EXPENSES in the second quarter 2008 were € 720 million, a decrease of € 125 million, or 15 %. The main driver of the decrease was reduced performance-related compensation reflecting lower segmental and group-wide performance. Additionally, the impact of a strong Euro, and lower non-compensation costs and policyholder benefits and claims contributed to this development.

AWM achieved an INCOME BEFORE INCOME TAXES of € 242 million compared to € 292 million in the second quarter 2007.

INVESTED ASSETS in AWM increased € 2 billion to € 700 billion in the second quarter of 2008. This increase is attributable to net new assets of € 8 billion of which PWM and AM generated over € 6 billion and over € 1 billion, respectively. These inflows were partly offset by negative performance movements under the current market conditions.

2008 TO 2007 SIX MONTHS COMPARISON

AWM reported NET REVENUES of € 2.0 billion for the first half of 2008, a decrease of € 184 million, or 9 %, compared to the first half of 2007. PORTFOLIO/FUND MANAGEMENT revenues in AM were lower by € 123 million, or 11 %. PWM's Portfolio/fund management revenues were down € 16 million, or 8 %. For both business divisions the reduction was mainly driven by the impact of the downswing and uncertainties in the capital markets on asset-based fees in the first half of 2008. In addition, the unfavorable effect of the stronger Euro reduced the revenue base. This was partly offset by the effects of invested assets inflows. BROKERAGE revenues reached the levels of the first six months of 2007. This was mainly attributable to an increased demand for alternative investments and structured products, offset by lower customer activity in the current market environment and the impact of the stronger Euro. LOAN/DEPOSIT revenues were up € 10 million, or 10 %, especially due to higher volumes in both our loan and deposit businesses. Revenues from OTHER PRODUCTS of € 169 million decreased by € 64 million, or 27 %, largely due to the impact of lower results from AM investments and fair value decreases of assets related to unit-linked insurance contracts in the first half of 2008.

NONINTEREST EXPENSES in the first half of 2008 were € 1.5 billion, a decrease of € 129 million, or 8 %. Besides the reduction of performance-related compensation in line with segmental and group-wide results and the effect of a strong Euro this decrease resulted from lower policyholder benefits and claims and from our cost discipline. The decrease was partly offset by discretionary money market fund injections of € 58 million during the first half of 2008.

AWM's INCOME BEFORE INCOME TAXES was € 431 million, compared to € 480 million in the first half of 2007.

INVESTED ASSETS in AWM decreased € 49 billion to € 700 billion in the first half of 2008. The decrease was mainly driven by a performance impact of € 38 billion under the current market conditions and negative foreign exchange rate effects of € 20 billion. Partly offsetting these factors were strong net new invested assets of € 15 billion, of which € 11 billion were generated in PWM and € 4 billion in AM.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	1,478	1,442	2	2,931	2,867	2
Provision for credit losses	144	124	16	269	241	12
Noninterest expenses	1,006	1,021	(2)	2,030	2,037	(0)
Minority interest	0	0	58	0	0	(7)
Income before income taxes	**328**	**297**	**11**	**632**	**590**	**7**

2008 TO 2007 THREE MONTHS COMPARISON

NET REVENUES were a record of € 1.5 billion, an increase of € 36 million, or 2 %, compared to the second quarter 2007. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES increased by € 36 million, or 16 %, primarily driven by insurance brokerage as well as payment and account services. LOAN/DEPOSIT revenues increased by € 24 million, or 3 %, compared to the prior year quarter, primarily driven by significantly higher deposit volumes. Almost completely offsetting this development were BROKERAGE revenues, which decreased by € 55 million, or 16 %, from the prior year quarter and revenues from PORTFOLIO/FUND MANAGEMENT, which were lower by € 3 million, or 6 %. Both categories were impacted by the persisting unfavorable market conditions in the second quarter 2008. Revenues from OTHER PRODUCTS increased by € 35 million, or 49 %, compared to the prior year quarter. The second quarter 2008 included a gain related to the sale of businesses of € 10 million and a gain on the sale of Mastercard shares of € 9 million.

The PROVISION FOR CREDIT LOSSES in the second quarter was € 144 million, an increase of € 20 million, or 16 %, compared to the same period last year, due to organic growth in consumer finance, principally in Poland, and increased credit costs in Spain.

NONINTEREST EXPENSES in the second quarter 2008 were € 1.0 billion, a decrease of € 15 million, or 2 %, compared to the second quarter 2007 due to lower performance-related compensation in line with group-wide results, partly offset by the effects of higher staff levels.

INCOME BEFORE INCOME TAXES was € 328 million in the current quarter, an increase of € 31 million, or 11 %, compared to the second quarter 2007, due in part to the aforementioned reduction of performance-related compensation.

In this year's second quarter, PBC's business volumes increased in both the deposit and the lending businesses. INVESTED ASSETS were € 198 billion as of June 30, 2008, essentially unchanged compared to March 31, 2008. In the second quarter PBC generated net new assets of € 3 billion, offset by the negative impact of market depreciation of € 2 billion.

PBC acquired 161,000 net new clients in the second quarter 2008, resulting in a total of 14.1 million clients, mainly due to increases in Germany, Italy and Poland.

2008 TO 2007 SIX MONTHS COMPARISON

NET REVENUES in the first half of 2008 were € 2.9 billion, an increase of € 64 million, or 2 %, compared to the first half of 2007. PAYMENT, ACCOUNT & REMAINING FINANCIAL SERVICES increased by € 93 million, or 21 %, predominantly driven by insurance brokerage as well as payment and account services. LOAN/DEPOSIT revenues were up € 50 million, or 3 %, compared to the first half of 2007, driven by organic growth in loan and deposit volumes. Revenues from BROKERAGE decreased by € 89 million, or 14 %, during the first half of 2008, mainly reflecting the unfavorable market conditions. Revenues from PORTFOLIO/FUND MANAGEMENT decreased by € 12 million, or 9 %. Revenues from OTHER PRODUCTS increased by € 22 million, or 13 %, compared to the same period last year.

In the first half of 2008 the PROVISION FOR CREDIT LOSSES was € 269 million, an increase of € 28 million, or 12 %, compared to the first half of 2007, reflecting organic growth in consumer finance, principally in Poland, and increased credit costs in Spain.

For the first six months of 2008, NONINTEREST EXPENSES were € 2.0 billion, essentially unchanged compared to the first six months of 2007. Lower performance-related compensation in line with group-wide results was offset by the impact of higher staff levels.

For the first half year of 2008, INCOME BEFORE INCOME TAXES was € 632 million, an increase of € 42 million, or 7 %, versus the first half of 2007, due in part to the aforementioned reduction of performance-related compensation.

During the first six months of 2008, INVESTED ASSETS decreased to € 198 billion, mainly due to a € 12 billion impact of market depreciation, which was partly offset by net new money of € 7 billion. Loan volumes increased by € 3 billion to € 91 billion in the same period.

PBC acquired 343,000 net new clients in the first half year 2008, mainly driven by increases in Germany and India.

CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	296	259	14	1,001	697	44
Provision for credit losses	(1)	(0)	N/M	(1)	0	N/M
Noninterest expenses	22	32	(31)	48	168	(71)
Minority interest	(0)	(6)	(98)	(0)	(6)	(93)
Income before income taxes	**275**	**233**	**18**	**955**	**537**	**78**

N/M – Not meaningful

2008 TO 2007 THREE MONTHS COMPARISON

CI's INCOME BEFORE INCOME TAXES was € 275 million in the second quarter 2008, compared to € 233 million in the second quarter 2007. The current quarter included gains from our industrial holdings portfolio of € 145 million related to the partial sale of our stakes in Daimler AG and Allianz SE, a gain of € 96 million related to the disposal of our investment in Arcor AG & Co. KG and dividend income of € 111 million. Mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd., negatively impacted the current quarter. The second quarter 2007 included a net gain of € 126 million from the sale and leaseback transaction of our property at 60 Wall Street and dividend income of € 130 million.

2008 TO 2007 SIX MONTHS COMPARISON

For the first six months of 2008, INCOME BEFORE INCOME TAXES was € 955 million compared to € 537 million in the same period of the prior year. In addition to the factors of the second quarter, the first half year of 2008 included further gains of € 854 million from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG). The first six months of 2007 included in addition to the second quarter effects gains of € 159 million from the sale of industrial holdings (mainly related to Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment of € 54 million in CI's goodwill) and mark-to-market gains from the aforementioned Hua Xia Bank option.

CONSOLIDATION & ADJUSTMENTS

	Three months ended		Change in %	Six months ended		Change in %
in € m.	Jun 30, 2008	Jun 30, 2007		Jun 30, 2008	Jun 30, 2007	
Net revenues	(198)	(22)	N/M	(282)	(47)	N/M
Provision for credit losses	(0)	(1)	(98)	(0)	(1)	(96)
Noninterest expenses	(27)	98	N/M	(48)	101	N/M
Minority interest	5	0	N/M	13	(10)	N/M
Income (loss) before income taxes	**(176)**	**(120)**	**46**	**(247)**	**(137)**	**80**

N/M – Not meaningful

2008 TO 2007 THREE MONTHS COMPARISON

LOSS BEFORE INCOME TAXES in Consolidation & Adjustments was € 176 million in the second quarter 2008 compared to € 120 million in the prior year quarter. The second quarter 2008 was impacted by higher negative adjustments for differences in the accounting methods used for management reporting and IFRS compared to the second quarter 2007. The prior year quarter also included charges for litigation provisions and a charge related to the purchase of a bank-occupied building.

2008 TO 2007 SIX MONTHS COMPARISON

In the first half of 2008 the LOSS BEFORE INCOME TAXES in Consolidation & Adjustments was € 247 million compared to € 137 million in the first six months of 2007. The result of the first half of 2008 was mainly driven by negative adjustments for different accounting methods used for management reporting and IFRS. In addition the prior period included charges for litigation provisions and a charge related to the purchase of a bank-occupied building.

BALANCE SHEET DEVELOPMENT

ASSETS AND LIABILITIES

Our total assets as of June 30, 2008 were € 1,991 billion, an increase of € 66 billion, or 3 %, versus December 31, 2007 (€ 1,924 billion). Total liabilities were € 1,957 billion as of June 30, 2008, € 71 billion, or 4 %, higher than on December 31, 2007 (€ 1,886 billion). Total assets and liabilities as of December 31, 2007 have been revised to be consistent with current presentation, for more details please refer to the Basis of Preparation on page 44 of this document.

The primary drivers for the increase in both total assets and total liabilities were financial instruments at fair value through profit or loss. As of June 30, 2008, the increase in positive and negative market values from derivatives compared to December 31, 2007 was € 133 billion and € 114 billion, respectively. This growth mainly reflected higher mark-to-market values of derivatives in our credit trading, commodities, rates and CDO businesses, and, to a lesser extent, an increase of business volumes. The increase in financial instruments at fair value through profit or loss was partly offset by decreases in securities purchased under resale agreements (in assets) and sold under repurchase agreements (in liabilities) including secured lending and borrowing, primarily as a result of the reduction of lower performing asset classes.

FAIR VALUE HIERARCHY - VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS

This level of the IFRS fair value hierarchy includes more complex OTC derivatives, illiquid loans and certain structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit and loss of the instrument.

Total assets held at fair value which are measured using valuation techniques with unobservable parameters ("Level 3") were € 86 billion as of June 30, 2008, which was equivalent to 6 % of total fair value assets (versus € 88 billion, or 6 %, as of December 31, 2007). Total liabilities which are measured using valuation techniques with unobservable parameters were € 27 billion as of June 30, 2008 which was equivalent to 3 % of total fair value liabilities (versus € 23 billion, or 3 %, as of December 31, 2007). The decrease in Level 3 assets of € 2 billion during the six months ended June 30, 2008 was mainly attributable to increased levels of observable market data as well as sales of loans backed by commercial real estate and other leveraged loan positions during the second quarter of 2008. This was partly offset by the recategorization of certain mortgage-backed loans and securities during the first quarter of 2008, which reflected reduced levels of liquidity and observable market data. The increase in Level 3 liabilities during the six months ended June 30, 2008 was mainly attributable to the recategorization of certain mortgage-backed securities during the first quarter of 2008. This was partly offset by increased levels of observable market data during the second quarter of 2008 for certain longer-dated OTC derivatives positions.

EQUITY

Total equity as of June 30, 2008 of € 33.7 billion decreased by € 4.8 billion, or 12 % compared to December 31, 2007. The main factors contributing to the decline were a reduction of unrealized net gains on financial assets available for sale of € 3.5 billion (of which € 0.8 billion are related to net realized gains from both equity and debt securities with no impact on total equity), the May 2008 dividend payment of € 2.3 billion and a negative effect of € 784 million from exchange rate changes (in particular reflecting the weakening of the U.S. dollar and the British pound). These factors were partly offset by the net income attributable to Deutsche Bank shareholders of € 517 million and an increase of € 356 million in the minority interest of third parties in entities formed in the reporting period.

The majority of the € 3.5 billion decline in unrealized net gains from financial assets available for sale related to equity securities (€ 2.8 billion, reflecting both realized gains from the reduction of industrial holdings and unrealized losses due to the decreased market values). The remaining decline of € 0.7 billion was attributable to realized and unrealized losses from debt securities. The majority of the latter reflected a general decline in the fair value of debt securities, with a total volume of € 9.5 billion, that form part of the Group sponsored asset-backed commercial paper ("ABCP") programs. Such assets are subject to the usual price verification procedures and are continually reviewed for potential impairment through profit and loss.

SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET ARRANGEMENTS

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), that provide market liquidity by facilitating investors' access to specific portfolios of assets and risks. These entities are integral to the markets for mortgage-backed securities, commercial paper and other asset-backed securities. We use SPEs as a source of liquidity for our clients by securitizing financial assets, and by creating investment products for clients. The SPEs may be consolidated or arrangements with them are reflected as off-balance sheet arrangements based on an assessment of control. The face value of the financial instruments associated with these off-balance sheet arrangements and the movements in their fair value are not reflected in our financial statements. In limited situations we consolidate these SPEs for German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, off-balance sheet arrangements have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

Our accounting policies regarding consolidation and reassessment of consolidation of SPEs are outlined in Note [1] to our consolidated financial statements for 2007.

The following section describes our interaction with specific types of SPEs. This includes two tables by SPE category; the first discloses the assets of consolidated SPEs and the second provides our exposure to off-balance sheet arrangements with non-consolidated SPEs.

GROUP SPONSORED ABCP CONDUITS

We originate and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues high-grade, short-term commercial paper that is collateralized by the underlying assets to the market to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these entities.

We consolidate the majority of our sponsored conduit programs because an assessment of the relevant factors indicates that we control them. Some conduits with € 4.9 billion of assets remain off-balance sheet because we are not deemed to control them.

THIRD PARTY ABCP CONDUITS

In addition to sponsoring our own commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. Currently, we do not consolidate any third party ABCP conduits. Our exposure to these SPEs is provided in the off-balance sheet arrangement table.

There are certain non-consolidated Canadian conduits which experienced significant liquidity problems in 2007. We perform no management role for any of these conduits but are the portfolio credit default swap provider and the contingent liquidity facility provider. The liquidity facilities have now expired and have not been renewed. The existing credit default swaps collateral triggers are unchanged pending finalization of a restructuring plan and are subject to an ongoing standstill agreement.

A framework agreement which formed the basis for the restructuring plan of these non-consolidated Canadian conduits was submitted to the Superior Court in Canada in April 2008. Under the framework agreement, a new margin facility is proposed in which we would contribute € 1.5 billion and the agreement will revise the credit default swaps collateral triggers. On June 5, 2008, the Superior Court in Canada approved the restructuring plan; the margin facility has not impacted the consolidated income statement. As of June 30, 2008, there was however still a small minority of investors who have filed appeals. The outcome of the appeals may lead to further changes to the proposed restructuring which may impact our profit and loss in the future.

GROUP SPONSORED SECURITIZATIONS

We sponsor SPEs for which we originate assets. These assets, which tend to be illiquid in nature and not in a readily transferable security form, are transferred to the SPE. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized an assessment of the relevant factors is performed and where SPEs are controlled by us, they are consolidated. When SPEs are consolidated, there is no impact on net revenues or net income. However, upon consolidation the components of net gains/losses on financial assets/liabilities at fair value through profit or loss would change (see page 52).

THIRD PARTY SPONSORED SECURITIZATIONS

We provide interim financing to securitizations vehicles which are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables.

The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we obtain a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. When SPEs are consolidated, there is no impact on net revenues or net income. However, upon consolidation the components of net gains/losses on financial assets/liabilities at fair value through profit or loss would change (see page 52).

MUTUAL FUNDS

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. Certain funds contain a guarantee feature by which we guarantee the minimum net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees.

These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The funds, which hold € 12 billion of assets, for which we provide guarantees, are disclosed with other off-balance sheet arrangements.

During 2007 and the first half of 2008, we injected cash of € 49 million and € 61 million, respectively, into certain funds on a discretionary basis when actual yields were lower than originally projected, although still above any guarantee thresholds. These amounts were recorded as a loss in 2007 and 2008, respectively. These cash injections have resulted in a reassessment of the treatment of these funds for consolidation, as there has been an overall change in our relationship with them; this has resulted in the consolidation of six funds onto our balance sheet with assets totaling € 14.1 billion as of June 30, 2008.

REPACKAGING AND INVESTMENT PRODUCTS

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets that are then "repackaged" into a different product to meet specific individual investor needs. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks which predominately include bonds, equities and real estate. We consolidate these SPEs when we hold greater than the majority of the capital structure of the SPE or we have greater than the majority of the risk through a residual interest holding and/or a related liquidity facility.

STRUCTURED TRANSACTIONS

We enter into certain structures which offer clients funding opportunities at favorable rates; the funding is predominately on a collateralized basis. These structures are individually tailored to our clients needs. We consolidate structures when an assessment of the relevant factors indicates that we control the SPE.

REAL ESTATE LEASING FUNDS

Real estate leasing vehicles provide financing for the purchase of real estate assets which are leased under finance leases to third parties. The leases are primarily for commercial and residential land and buildings and infrastructure assets. Funds to which we provide support, holding € 0.8 billion of assets, are not consolidated by us. If there is a change in relevant factors indicating that we controlled the SPE, they would be consolidated.

KEY FINANCIAL INFORMATION

The following tables detail total assets (after consolidating eliminations) in our consolidated SPEs and off-balance sheet arrangements with non-consolidated SPEs. These tables should be read in conjunction with the Update on Key Credit Market Exposures included within this report on page 13 and the preceding text.

TOTAL ASSETS IN CONSOLIDATED SPEs

Jun 30, 2008						Asset type
in € m.	Financial assets at fair value through profit or loss	Financial assets available for sale	Loans	Cash and cash equivalents	Other Assets	Total
Category:						
Group sponsored ABCP conduits	–	9,502	16,531	5	138	26,176
Group sponsored securitizations	17,383	–	260	16	797	18,456
Third party sponsored securitizations	9,989	–	350	4	502	10,845
Mutual funds	12,378	–	–	1,679	73	14,130
Repackaging and investment products	8,928	1,658	–	812	2,382	13,780
Structured transactions	8,477	4,394	2,663	3,195	343	19,072
Other	766	163	560	82	465	2,036
Total	**57,921**	**15,717**	**20,364**	**5,793**	**4,700**	**104,495**

EXPOSURE TO OFF-BALANCE SHEET ARRANGEMENTS WITH NON-CONSOLIDATED SPEs

Jun 30, 2008 in € bn.	Maximum unfunded exposure remaining
Category:	
Group sponsored ABCP conduits	5.7
Third party ABCP conduits	3.8
Third party sponsored securitizations	14.3
Guaranteed mutual funds	12.0
Real estate leasing funds	0.8

RELATED PARTY TRANSACTIONS

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section Other Financial Information of this Interim Report.

GOODWILL IMPAIRMENT REVIEW

The second quarter of 2008 proved very challenging for the banking industry as the sector continued to feel the adverse impact of tough conditions in the credit and money markets. Equity markets weakened substantially toward the end of the quarter and share prices of banking stocks in particular have come under intense pressure. Since the beginning of June 2008, Deutsche Bank's share price decreased causing our market capitalization to fall below book value. We have undertaken a review to determine whether this fact indicated that any of our goodwill on the level of our cash generating units was impaired. Our review focused on the cash generating units primarily affected by the financial crisis, i.e., Global Markets and Corporate Finance. Therefore, we have reviewed the current and expected performance of these cash generating units to resolve whether there was an indication of a potential impairment of the goodwill allocated to them.

Our review for both Global Markets and Corporate Finance confirmed that the recoverable amounts, while reduced as compared with our annual goodwill impairment test conducted at the end of 2007, were still above the respective carrying amounts. On this basis, we concluded that neither the observed fall of our market capitalization below book value nor the current and expected business performance indicate a potential goodwill impairment in any of our cash generating units in Corporate Banking & Securities as of June 30, 2008. However, the near-to-medium term challenges in the world's capital markets and the financial industry, e.g., a further deterioration in credit and money markets, could result in an impairment situation in the future.

DEFERRED TAX ASSETS ON UNUSED TAX LOSSES

As a result of the exceptionally challenging first half of 2008, deferred tax assets on unused tax losses increased in certain loss-generating entities in the U.S. Management believes that the realization of the recognized deferred tax assets is probable, and will continue to monitor any events which could have an impact on the ability to utilize these deferred tax assets.

OUTLOOK

The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2007.

Global growth is estimated to slow to just under 4 % in the current year, from 4.7 % in 2007. This development is primarily due to slowing momentum in the United States, along with rising energy and food prices. In the wake of the recession in U.S. residential construction since the beginning of the year, employment has been falling and consumer confidence has dropped considerably. Following the marked weakness in the first quarter, fiscal stimulus measures will likely support the U.S. economy in the third quarter. For the year as whole, we expect U.S. growth of around 1.5 %.

After witnessing surprisingly dynamic growth in the first quarter, the Eurozone, including Germany, is now affected noticeably by international developments and by the record appreciation of the Euro. Accelerating inflation is having a particularly negative impact on consumer confidence and real purchasing power. Economic weakness is likely to continue into 2009. Given sound growth at the beginning of this year, however, the German economy is likely to expand by just over 2 % in 2008. Growth in the Eurozone should reach 1.75 %.

Global financial markets are expected to remain volatile in the near future. Equity markets, after rallying in April, weakened substantially at the end of the second quarter and shares of banks in particular were exposed to high levels of share price volatility. The valuations of some financial institutions have decreased significantly, as additional mark-downs forced banks to raise unexpectedly large amounts of capital.

Financial institutions will likely see a slowdown in major business segments as the economy weakens. The capital markets business of banks will remain under pressure due to lower trading revenues, weaker revenues from prime brokerage with hedge funds and business with private equity firms, lower demand for structured products, as well as lower issuance activities. Sentiment characterized by considerable uncertainty and nervousness may hamper the resolution of continued tensions in money markets in the second half of the year.

The economic slowdown will considerably weigh on the loan growth with private and corporate clients in large parts of Europe and in the U.S. Further dampening effects from tighter lending standards and some banks' limited capacity to extend credit as a consequence of a reduced equity cushion are likely to gain in importance. Surging loan default rates in specific market segments combined with rising refinancing costs will exert increasing pressure on interest income and risk provisions in the remainder of the year. Lower valuations of financial assets are set to reduce asset management fees compared with the previous year.

The discussion about stricter regulatory provisions as a consequence of the financial crisis continues. Initial measures geared towards more extensive transparency requirements have already been taken and tighter capital and liquidity rules are being considered. Unilateral national approaches towards new regulations – which governments have been trying to avoid so far – could have an impact on the relative competitiveness of individual institutions. The banking industry itself has recently proposed a comprehensive set of measures that addresses obvious shortcomings without limiting banks' economically beneficial room for maneuver.

Looking forward, we remain cautious for the remainder of 2008. Faced with a challenging near-term environment, as outlined above, Deutsche Bank has clear priorities. We will continue to strictly manage cost, risk and capital, and to reduce our exposures in key areas, including leveraged finance, commercial real estate and residential mortgages, building on the progress made in the second quarter. We expect that the second half of 2008 will continue to present volatile and challenging markets, and consequently, we have moved to improve the management of our balance sheet and to consolidate our capital strength. We will seek opportunities to gain market share by capitalizing on our relatively robust performance through the current downturn. In investment banking, we will continue to build our client franchise. We will capitalize on the momentum of our 'stable' businesses. We will continue to invest in all our core businesses, both organically and by acquisition, but we will not relax our discipline. The cost of any investment must be justifiable in terms of the value created for our shareholders. Having already built leadership positions in our core businesses, we are under no pressure to make acquisitions. This holds true for our business across the world – and our home market, Germany, is no exception.

RISK REPORT

RISK AND CAPITAL MANAGEMENT

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2007. Further details on selected exposures pertinent to the current market turmoil are disclosed in the section Update on Key Credit Market Exposures included within this report on page 13.

ALLOWANCE FOR CREDIT LOSSES

We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the loss amount can be made.

We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses in € m.	Six months ended Jun 30, 2008			Six months ended Jun 30, 2007		
	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**
Provision for loan losses	7	271	278	(42)	242	200
Net charge-offs	(59)	(224)	(282)	(1)	(192)	(193)
Charge-offs	(102)	(309)	(411)	(57)	(252)	(310)
Recoveries	43	85	128	56	60	116
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(31)	(19)	(51)	(20)	(14)	(34)
Balance, end of period	**847**	**803**	**1,650**	**922**	**720**	**1,642**

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet positions in € m.	Six months ended Jun 30, 2008			Six months ended Jun 30, 2007		
	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	101	118	219	127	129	256
Provision for off-balance sheet positions	(26)	(3)	(29)	(13)	(9)	(22)
Changes in the group of consolidated companies	–	–	–	6	–	6
Exchange rate changes	–	(5)	(5)	–	(1)	(1)
Balance, end of period	75	110	185	120	119	239

PROBLEM LOANS AND IFRS IMPAIRED LOANS

In keeping with SEC industry guidance we continue to monitor and report problem loans. Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. IFRS impaired loans as disclosed below include corporate credit exposures which are individually impaired, as well as smaller-balance, standardized homogeneous loans which have been terminated.

The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Jun 30, 2008			Dec 31, 2007		
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	1,838	1,176	3,014	1,702	1,129	2,831
Loans 90 days or more past due and still accruing	12	203	215	30	191	220
Troubled debt restructurings	96	–	96	93	–	93
Total problem loans	1,946	1,379	3,325	1,824	1,320	3,144
Thereof: IFRS impaired loans	1,370	1,176	2,546	1,516	1,129	2,645

MARKET RISK OF TRADING PORTFOLIOS

The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of trading units[1,2]	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average[3]	115.1	85.6	98.8	61.5	63.7	55.6	14.1	15.3	12.4	11.0
Maximum[3]	141.0	118.8	125.6	95.9	93.8	90.5	27.4	28.9	20.9	18.0
Minimum[3]	97.5	66.5	83.1	42.7	46.1	43.5	8.5	5.9	7.6	5.7
Period-end[4]	120.4	100.6	94.8	90.8	65.3	49.5	27.4	11.3	9.5	8.7

1 All figures for 1-day holding period; 99 % confidence level.
2 Value-at-risk is not additive due to correlation effects.
3 Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2008 and the full year 2007, respectively.
4 Figures for 2007 as of December 31, 2007; figures for 2008 as of June 30, 2008.

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Frankfurt am Main, July 30, 2008

Josef Ackermann Hermann-Josef Lamberti Hugo Bänziger

Anthony Di Iorio Stefan Krause

Review Report

TO DEUTSCHE BANK AKTIENGESELLSCHAFT, FRANKFURT AM MAIN

We have reviewed the condensed interim consolidated financial statements of the Deutsche Bank Aktiengesellschaft, Frankfurt am Main - comprising the balance sheet, the income statement, statement of recognized income and expense, cash flow statement and selected explanatory notes - together with the interim Group management report of the Deutsche Bank Aktiengesellschaft, for the period from January 1 to June 30, 2008 that are part of the semi annual financial report according to § 37 w WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with those International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim Group management report in accordance with the requirements of the WpHG applicable to interim Group management reports, is the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim Group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim Group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim Group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim Group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim Group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim Group management reports.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, July 30, 2008

(signed)	(signed)
Becker	Bose
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Statement of Income (unaudited)

INCOME STATEMENT

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Interest and similar income	15,009	16,816	30,358	32,596
Interest expense	12,058	14,845	24,731	28,572
Net interest income	**2,951**	**1,971**	**5,627**	**4,024**
Provision for credit losses	135	81	249	178
Net interest income after provision for credit losses	**2,816**	**1,890**	**5,378**	**3,846**
Commissions and fee income	2,563	3,143	5,094	6,073
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(475)	3,140	(2,053)	7,114
Net gains (losses) on financial assets available for sale	61	92	744	326
Net income (loss) from equity method investments	65	78	151	261
Other income	227	358	445	561
Total noninterest income	**2,441**	**6,811**	**4,381**	**14,335**
Compensation and benefits	2,679	3,874	5,613	8,203
General and administrative expenses	1,812	2,102	3,760	4,017
Policyholder benefits and claims	119	27	(7)	54
Impairment of intangible assets	5	–	5	54
Restructuring activities	–	(1)	–	(9)
Total noninterest expenses	**4,615**	**6,002**	**9,371**	**12,319**
Income before income taxes	**642**	**2,699**	**388**	**5,862**
Income tax expense (benefit)	(3)	922	(116)	1,953
Net income	**645**	**1,777**	**504**	**3,909**
Net income (loss) attributable to minority interest	(4)	(1)	(13)	10
Net income attributable to Deutsche Bank shareholders	649	1,778	517	3,899

EARNINGS PER COMMON SHARE

	Three months ended		Six months ended	
in €	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Earnings per common share:				
Basic	€ 1.33	€ 3.76	€ 1.06	€ 8.23
Diluted	€ 1.27	€ 3.60	€ 1.01	€ 7.86
Number of shares in million:				
Denominator for basic earnings per share – weighted-average shares outstanding	487.1	472.6	485.5	473.8
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	510.3	493.7	509.1	496.4

Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Net income recognized in the income statement	645	1,777	504	3,909
Net gains (losses) not recognized in the income statement, net of tax				
Unrealized gains (losses) on financial assets available for sale:				
Unrealized net gains (losses) arising during the period, before tax	(1,320)	586	(3,212)	1,502
Net reclassification adjustment for realized net (gains) losses, before tax	(61)	(91)	(744)	(325)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:				
Unrealized net gains (losses) arising during the period, before tax	10	(40)	34	(50)
Net reclassification adjustment for realized net (gains) losses, before tax	2	4	4	7
Foreign currency translation:				
Unrealized net gains (losses) arising during the period, before tax	85	(48)	(771)	(200)
Net reclassification adjustment for realized net (gains) losses, before tax	1	–	1	–
Tax on items taken directly to equity or reclassified from equity	325	68	441	66
Total net gains (losses) not recognized in the income statement, net of tax	(958)[1]	479	(4,247)[2]	1,000
Total recognized income and expense	(313)	2,256	(3,743)	4,909
Attributable to:				
Minority interest	(3)	(1)	(11)	12
Deutsche Bank shareholders	(310)	2,257	(3,732)	4,897

1 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between March 31, 2008 of € (2,157) million and June 30, 2008 of € (3,116) million, adjusted for minority interest attributable to these components of € 1 million.

2 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,133 million and June 30, 2008 of € (3,116) million, adjusted for minority interest attributable to these components of € 2 million.

Consolidated Balance Sheet (unaudited)

ASSETS

in € m.	Jun 30, 2008	Dec 31, 2007
Cash and due from banks	5,884	8,632
Interest-earning deposits with banks	32,878	21,615
Central bank funds sold and securities purchased under resale agreements	20,663	13,597
Securities borrowed	45,724	55,961
Financial assets at fair value through profit or loss	1,394,949	1,378,011
Financial assets available for sale	43,162	42,294
Equity method investments	3,582	3,366
Loans	215,602	198,892
Property and equipment	2,555	2,409
Goodwill and other intangible assets	8,871	9,383
Other assets	209,120	182,897
Income tax assets	7,750	7,200
Total assets	**1,990,740**	**1,924,257**

LIABILITIES AND EQUITY

in € m.	Jun 30, 2008	Dec 31, 2007
Deposits	422,464	457,946
Central bank funds purchased and securities sold under repurchase agreements	163,901	178,741
Securities loaned	7,848	9,565
Financial liabilities at fair value through profit or loss	941,053	870,085
Other short-term borrowings	51,324	53,410
Other liabilities	221,515	171,509
Provisions	1,262	1,295
Income tax liabilities	5,347	6,639
Long-term debt	129,392	126,703
Trust preferred securities	9,128	6,345
Obligation to purchase common shares	3,834	3,553
Total liabilities	**1,957,068**	**1,885,791**
Common shares, no par value, nominal value of € 2.56	1,358	1,358
Additional paid-in capital	16,359	15,808
Retained earnings	23,578	25,116
Common shares in treasury, at cost	(2,452)	(2,819)
Equity classified as obligation to purchase common shares	(3,833)	(3,552)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains on financial assets available for sale, net of applicable tax and other	144	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(26)	(52)
Foreign currency translation, net of tax	(3,234)	(2,450)
Total net gains (losses) not recognized in the income statement, net of tax	(3,116)	1,133
Total shareholders' equity	**31,894**	**37,044**
Minority interest	1,778	1,422
Total equity	**33,672**	**38,466**
Total liabilities and equity	**1,990,740**	**1,924,257**

Consolidated Statement of Cash Flows (unaudited)

	Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007
Net Income	**504**	**3,909**
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	249	178
Restructuring activities	–	(9)
Gain on sale of financial assets available for sale, equity method investments, and other	(1,433)	(778)
Deferred income taxes, net	(1,219)	187
Impairment, depreciation and other amortization, and accretion	1,529	865
Share of net income from equity method investments	(78)	(259)
Income (loss) adjusted for noncash charges, credits and other items	**(448)**	**4,093**
Adjustments for net change in operating assets and liabilities:		
Interest-earning time deposits with banks	(6,232)	2,563
Central bank funds sold, securities purchased under resale agreements, securities borrowed	414	(17,187)
Trading assets	(118,091)	(160,575)
Other financial assets at fair value through profit or loss (excl. investing activities)	59,287	(34,564)
Loans	(17,064)	(10,944)
Other assets	(34,812)	(114,784)
Deposits	(27,246)	30,967
Trading liabilities	144,937	104,856
Other financial liabilities at fair value through profit or loss (excl. financing activities)[1]	(38,988)	66,355
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(9,625)	23,348
Other short-term borrowings	(782)	(154)
Other liabilities	43,687	93,861
Senior long-term debt[2]	5,644	11,299
Other, net	7,240	1,067
Net cash provided by operating activities	**7,921**	**201**
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale (incl. at fair value through profit or loss)	6,903	6,956
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	6,192	4,202
Sale of equity method investments	361	1,005
Sale of property and equipment	77	359
Purchase of:		
Financial assets available for sale (incl. at fair value through profit or loss)	(20,755)	(8,827)
Equity method investments	(392)	(218)
Property and equipment	(279)	(243)
Net cash received for business combinations/divestitures	80	752
Other, net	(28)	138
Net cash provided by (used in) investing activities	**(7,841)**	**4,122**
Cash flows from financing activities:		
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	508	455
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(391)	(1,951)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	3,056	592
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	–	(457)
Common shares issued under share-based compensation plans	10	198
Purchases of treasury shares	(13,223)	(22,605)
Sale of treasury shares	13,498	22,293
Dividends paid to minority interests	(8)	(6)
Net change in minority interests	396	6
Cash dividends paid	(2,274)	(2,005)
Net cash provided by (used in) financing activities	**1,572**	**(3,480)**
Net effect of exchange rate changes on cash and cash equivalents	**(429)**	**(54)**
Net increase in cash and cash equivalents	1,223	789
Cash and cash equivalents at beginning of period	26,098	17,354
Cash and cash equivalents at end of period	27,321	18,143
Net cash provided by operating activities include		
Income taxes paid, net	1,576	1,695
Interest paid	28,185	27,628
Interest and dividends received	32,099	31,783
Cash and cash equivalents comprise		
Cash and due from banks	5,884	7,467
Interest-earning demand deposits with banks (not included: time deposits of € 11,441 m. as of June 30, 2008 and € 9,024 m. as of June 30, 2007)	21,437	10,676
Total	**27,321**	**18,143**

1 Included are senior long-term debt issuances of € 12,992 million and € 9,558 million and repayments and extinguishments of € 8,862 million and € 3,497 million until June 30, 2008 and 2007, respectively.

2 Included are issuances of € 34,272 million and € 40,266 million and repayments and extinguishments of € 26,058 million and € 20,495 million until June 30, 2008 and 2007, respectively.

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements include Deutsche Bank AG and its subsidiaries, which are stated in Euro. They are presented in accordance with the requirements of IAS 34, "Interim Financial Reporting", and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU. The adoption of IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", which is effective for annual periods beginning on or after January 1, 2008, and which has not yet been endorsed by the EU, had no impact on Deutsche Bank's interim financial statements.

Deutsche Bank's condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2007, for which the same accounting policies have been applied, except for changes due to the adoption of IFRIC 14, as mentioned above.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of goodwill, other intangibles and assets other than loans, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Prior periods in these condensed consolidated interim financial statements were adjusted as described in Note [44] of Deutsche Bank's consolidated financial statements for 2007. In the second quarter 2008, retrospective adjustments were made in the income statement, balance sheet and cash flow statement with no impact on net income or on shareholder's equity. The 2008 adjustments related to the following items:

— Additional counterparty netting and certain reclassification items were identified which reduced total assets and total liabilities for December 31, 2006, each quarter end in 2007 and for March 31, 2008.

in € m.	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006
Total assets (as reported)	2,305,337	2,020,349	1,891,875	1,953,445	1,759,911	1,584,493
Adjustment	155,583	96,092	74,440	96,567	66,149	64,108
Total assets (adjusted)	2,149,754	1,924,257	1,817,435	1,856,878	1,693,762	1,520,385
Total liabilities (as reported)	2,269,303	1,981,883	1,854,244	1,916,352	1,722,970	1,551,018
Adjustment	155,583	96,092	74,440	96,567	66,149	64,108
Total liabilities (adjusted)	2,113,720	1,885,791	1,779,804	1,819,785	1,656,821	1,486,910

— The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income for each quarter in 2007 and the first quarter in 2008.

in € m.	Three months ended Mar 31, 2008	Twelve months ended Dec 31, 2007	Nine months ended Sep 30, 2007	Six months ended Jun 30, 2007	Three months ended Mar 31, 2007
Interest and similar income (as reported)	16,537	67,706	51,569	34,874	16,269
Adjustment	1,188	3,031	3,044	2,278	488
Interest and similar income (adjusted)	15,349	64,675	48,525	32,596	15,781
Interest expense (as reported)	13,861	58,857	45,412	30,850	14,216
Adjustment	1,188	3,031	3,044	2,278	488
Interest expense (adjusted)	12,673	55,826	42,368	28,572	13,728

Impact of Changes in Accounting Principles (unaudited)

IMPROVEMENTS TO IFRS

In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 3 AND IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.

IAS 32 AND IAS 1

In February 2008, the IASB issued amendments to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements", titled "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group's consolidated financial statements.

Segment Information (unaudited)

The following segment information has been prepared in accordance with IFRS 8, "Operating Segments", which defines requirements for the disclosure of financial information of an entity's operating segments. It follows the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

BUSINESS SEGMENTS

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

During the first six months of 2008, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group's management reporting systems.

The following describes certain transactions which impacted the Group's segment operations:

- On January 31, 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. It is included in the corporate division Global Transaction Banking.
- Effective March 12, 2008, the Group completed the acquisition of a 60% interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, which is included in the corporate division Asset and Wealth Management.
- Effective June 3, 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included within the corporate division Asset and Wealth Management.
- Effective June 13, 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division Asset and Wealth Management, to State Street Bank.
- On June 30, 2008, the Group consolidated Maher Terminals LLC, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors' interests in the North America Infrastructure Fund, whose sole underlying investment is Maher Terminals LLC. The investment is included in the Asset and Wealth Management corporate division.

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2008 and June 30, 2007.

Three months ended Jun 30, 2008 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Consolidation & Adjustments	Total Consolidated
	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total			
Net revenues	2,183	671	2,853	962	1,478	2,440	296	(198)	5,392[1]
Provision for credit losses	(14)	4	(9)	1	144	145	(1)	(0)	135
Total noninterest expenses	2,511	383	2,894	720	1,006	1,725	22	(27)	4,615
therein:									
Policyholder benefits and claims	113	–	113	4	–	4	–	2	119
Impairment of intangible assets	5	–	5	–	–	–	–	–	5
Restructuring activities	–	–	–	–	–	–	–	–	–
Minority interest	(4)	–	(4)	(1)	0	(1)	(0)	5	–
Income (loss) before income taxes	(311)	283	(27)	242	328	570	275	(176)	642
Cost/income ratio	115 %	57 %	101 %	75 %	68 %	71 %	7 %	N/M	86 %
Assets[2]	1,832,123	37,265	1,851,693	55,890	123,586	179,433	8,778	9,091	1,990,740
Average active equity[3]	19,033	1,043	20,076	4,506	3,243	7,749	225	2,191	30,241
Pre-tax return on average active equity[4]	(7) %	109 %	(1) %	22 %	40 %	29 %	N/M	N/M	9 %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 66 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 8 %.

Three months ended Jun 30, 2007 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Consolidation & Adjustments	Total Consolidated
	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total			
Net revenues	5,308	656	5,964	1,140	1,442	2,582	259	(22)	8,782[1]
Provision for credit losses	(42)	(0)	(42)	(0)	124	124	(0)	(1)	81
Total noninterest expenses	3,596	409	4,006	845	1,021	1,866	32	98	6,002
therein:									
Policyholder benefits and claims	–	–	–	27	–	27	–	0	27
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	0	(0)	0	(1)	(0)	(1)	(0)	(0)	(1)
Minority interest	2	–	2	3	0	3	(6)	0	–
Income (loss) before income taxes	1,752	247	1,998	292	297	588	233	(120)	2,699
Cost/income ratio	68 %	62 %	67 %	74 %	71 %	72 %	12 %	N/M	68 %
Assets (as of Dec 31, 2007)[2]	1,785,546	32,083	1,799,664	39,081	117,533	156,391	13,002	8,695	1,924,257
Average active equity[3]	19,509	1,098	20,607	5,104	3,476	8,581	422	237	29,846
Pre-tax return on average active equity[4]	36 %	90 %	39 %	23 %	34 %	27 %	N/M	N/M	36 %

N/M – Not meaningful

1 Includes a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 66 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 30 %.

Six months ended Jun 30, 2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consoli-dation & Adjust-ments	Total Consoli-dated
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	3,063	1,331	4,394	1,963	2,931	4,894	1,001	(282)	10,008[1]
Provision for credit losses	(22)	2	(20)	1	269	270	(1)	(0)	249
Total noninterest expenses	5,011	796	5,807	1,533	2,030	3,563	48	(48)	9,371
therein:									
Policyholder benefits and claims	(28)	–	(28)	18	–	18	–	3	(7)
Impairment of intangible assets	5	–	5	–	–	–	–	–	5
Restructuring activities	–	–	–	–	–	–	–	–	–
Minority interest	(12)	–	(12)	(1)	0	(1)	(0)	13	–
Income (loss) before income taxes	(1,915)	533	(1,381)	431	632	1,063	955	(247)	388
Cost/income ratio	164 %	60 %	132 %	78 %	69 %	73 %	5 %	N/M	94 %
Assets[2]	1,832,123	37,265	1,851,693	55,890	123,586	179,433	8,778	9,091	1,990,740
Average active equity[3]	19,539	1,052	20,591	4,620	3,295	7,914	249	1,649	30,403
Pre-tax return on average active equity[4]	(20) %	101 %	(13) %	19 %	38 %	27 %	N/M	N/M	3 %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 66 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 2 %.

Six months ended Jun 30, 2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Consoli-dation & Adjust-ments	Total Consoli-dated
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total			
Net revenues	11,426	1,268	12,694	2,147	2,867	5,014	697	(47)	18,359[1]
Provision for credit losses	(63)	1	(62)	0	241	241	0	(1)	178
Total noninterest expenses	7,546	807	8,352	1,662	2,037	3,699	166	101	12,319
therein:									
Policyholder benefits and claims	–	–	–	51	–	51	–	3	54
Impairment of intangible assets	–	–	–	–	–	–	54	–	54
Restructuring activities	(3)	(1)	(3)	(6)	(0)	(6)	(0)	(0)	(9)
Minority interest	11	–	11	5	0	5	(6)	(10)	–
Income (loss) before income taxes	3,933	460	4,393	480	590	1,069	537	(137)	5,862
Cost/income ratio	66 %	64 %	66 %	77 %	71 %	74 %	24 %	N/M	67 %
Assets (as of Dec 31, 2007)[2]	1,785,546	32,083	1,799,664	39,081	117,533	156,391	13,002	8,695	1,924,257
Average active equity[3]	18,714	1,082	19,796	5,092	3,438	8,530	572	134	29,031
Pre-tax return on average active equity[4]	42 %	85 %	44 %	19 %	34 %	25 %	188 %	N/M	40 %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to page 66 of this document. For 'Total Consolidated' pre-tax return on average shareholders' equity is 33 %.

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS

In the second quarter of 2008, loss before income taxes in Consolidation & Adjustments was € 176 million compared to € 120 million in the prior year quarter. In the first half of 2008, loss before income taxes amounted to € 247 million compared to € 137 million in the first six months of 2007. The increase in both periods was attributable to adjustments for different accounting methods used for management reporting and IFRS, partly off-set by lower charges for litigation provisions and a one-time charge related to the purchase of a bank-occupied building in 2007.

ENTITY-WIDE DISCLOSURES

The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group's management accounting systems. The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three months and six months ended June 30, 2008 and June 30, 2007.

	Corporate and Investment Bank			
	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Sales & Trading (Equity)	830	1,403	1,575	3,117
Sales & Trading (Debt and other products)	602	2,889	1,919	6,243
Total Sales & Trading	**1,432**	**4,292**	**3,495**	**9,360**
Origination (Equity)	139	300	223	445
Origination (Debt)	127	339	(1,255)	740
Total Origination	**266**	**638**	**(1,032)**	**1,185**
Advisory	125	256	253	507
Loan products	312	214	554	536
Transaction services	671	656	1,331	1,268
Other products	47	(93)	(206)	(161)
Total[1]	**2,853**	**5,964**	**4,394**	**12,694**

1 Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management			
	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Portfolio/fund management	656	753	1,292	1,442
Brokerage	522	580	1,045	1,130
Loan/deposit	822	797	1,633	1,573
Payments, account & remaining financial services	276	239	559	462
Other products	163	212	366	408
Total[1]	**2,440**	**2,582**	**4,894**	**5,014**

1 Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Information on the Income Statement (unaudited)

NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS BY GROUP DIVISION

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Net interest income	2,951	1,971	5,627	4,024
Trading income	(7,649)	2,926	(15,481)	7,167
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	7,175[1]	214	13,428[1]	(53)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(475)	3,140	(2,053)	7,114
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,476**	**5,111**	**3,574**	**11,138**
Breakdown by Group Division/CIB product:				
Sales & Trading (Equity)	635	1,079	1,052	2,509
Sales & Trading (Debt and other products)	522	2,446	1,707	5,520
Total Sales & Trading	1,157	3,525	2,760	8,029
Loan products[2]	180	109	325	281
Transaction services	285	332	629	639
Remaining products[3]	(149)	77	(1,785)	270
Total Corporate and Investment Bank	1,474	4,044	1,929	9,219
Private Clients and Asset Management	981	891	1,860	1,741
Corporate Investments	10	108	(120)	133
Consolidation & Adjustments	12	69	(95)	45
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**2,476**	**5,111**	**3,574**	**11,138**

1 Included are gains of € 6.2 billion and € 11.2 billion for the three and six months ended June 30, 2008 from securitization structures that Deutsche Bank is required to consolidate for financial statement purposes. Offsetting fair value movements on related instruments are reported within trading income. Both are recorded under Sales & Trading (debt and other products).
2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

COMMISSIONS AND FEE INCOME

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Commissions and fees from fiduciary activities	904	1,013	1,788	1,921
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities	972	1,419	2,008	2,778
Fees for other customer services	687	711	1,298	1,374
Total commissions and fee income	**2,563**	**3,143**	**5,094**	**6,073**

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

	Retirement benefit plans		Post-employment medical plans	
	Three months ended		Three months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Current service cost	53	65	–	–
Interest cost	114	108	2	2
Expected return on plan assets	(113)	(108)	–	–
Amortization of actuarial loss (gain)	(2)	(1)	(2)	–
Past service cost (credit) recognized immediately	1	2	–	–
Settlements/curtailments	–	–	–	–
Effect of the limit in IAS 19.58(b)	1	1	–	–
Total expense defined benefit plans	54	67	–	2

	Retirement benefit plans		Post-employment medical plans	
	Six months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Current service cost	109	132	1	1
Interest cost	229	217	3	4
Expected return on plan assets	(227)	(217)	–	–
Amortization of actuarial loss (gain)	(5)	(1)	(3)	(1)
Past service cost (credit) recognized immediately	2	4	–	–
Settlements/curtailments	–	–	–	–
Effect of the limit in IAS 19.58(b)	2	1	–	–
Total expense defined benefit plans	110	136	1	4

Expenses for defined contribution plans for the six months ended June 30, 2008 and June 30, 2007, totaled € 115 million and € 105 million, respectively. For the three months ended June 30, 2008 and June 30, 2007, expenses were € 50 million and € 47 million, respectively.

In addition, employer contributions to the mandatory German social security pension plan amounted to € 77 million and € 75 million for the six months ended June 30, 2008 and June 30, 2007, respectively. For the three months ended June 30, 2008 and June 30, 2007, contributions were € 39 million and € 38 million, respectively.

The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter of 2008.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
General and administrative expenses:				
IT costs	428	458	879	895
Occupancy, furniture and equipment expenses	333	322	681	651
Professional service fees	254	322	497	590
Communication and data services	168	167	337	336
Travel and representation expenses	131	144	243	261
Payment and clearing services	99	107	209	216
Marketing expenses	96	109	190	196
Other expenses	305	473	724	872
Total general and administrative expenses	1,812	2,102	3,760	4,017

Information on the Balance Sheet (unaudited)

FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Jun 30, 2008	Dec 31, 2007
Trading assets:		
Trading securities	414,714	449,684
Positive market values from derivative financial instruments	639,601	506,967
Other trading assets[1]	83,775	104,236
Total trading assets	**1,138,090**	**1,060,887**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	160,242	211,142
Securities borrowed	66,522	69,830
Loans	17,843	21,522
Other financial assets designated at fair value through profit or loss	12,252	14,630
Total financial assets designated at fair value through profit or loss	**256,859**	**317,124**
Total financial assets at fair value through profit or loss	**1,394,949**	**1,378,011**

1 Includes traded loans of € 79,505 million and € 102,093 million as of June 30, 2008 and December 31, 2007, respectively.

in € m.	Jun 30, 2008	Dec 31, 2007
Trading liabilities:		
Trading securities	111,577	106,225
Negative market values from derivative financial instruments	626,901	512,436
Other trading liabilities	473	830
Total trading liabilities	**738,951**	**619,491**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	141,826	184,943
Loan commitments	841	526
Long-term debt	45,588	52,327
Other financial liabilities designated at fair value through profit or loss	5,286	3,002
Total financial liabilities designated at fair value through profit or loss	**193,541**	**240,798**
Investment contract liabilities[1]	8,561	9,796
Total financial liabilities at fair value through profit or loss	**941,053**	**870,085**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.

FINANCIAL ASSETS AVAILABLE FOR SALE

in € m.	Jun 30, 2008	Dec 31, 2007
Debt securities	35,182	30,419
Equity securities	4,909	8,240
Other equity interests	1,020	1,204
Loans	2,051	2,431
Total financial assets available for sale	**43,162**	**42,294**

PROBLEM LOANS AND IFRS IMPAIRED LOANS

			Jun 30, 2008			Dec 31, 2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	1,838	1,176	3,014	1,702	1,129	2,831
Loans 90 days or more past due and still accruing	12	203	215	30	191	220
Troubled debt restructurings	96	–	96	93	–	93
Total problem loans	**1,946**	**1,379**	**3,325**	**1,824**	**1,320**	**3,144**
Thereof: IFRS impaired loans	1,370	1,176	2,546	1,516	1,129	2,645

ALLOWANCE FOR CREDIT LOSSES

Allowance for loan losses in € m.		Six months ended Jun 30, 2008			Six months ended Jun 30, 2007	
	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**
Provision for loan losses	7	271	278	(42)	242	200
Net charge-offs	(59)	(224)	(282)	(1)	(192)	(193)
Charge-offs	(102)	(309)	(411)	(57)	(252)	(310)
Recoveries	43	85	128	56	60	116
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(31)	(19)	(51)	(20)	(14)	(34)
Balance, end of period	**847**	**803**	**1,650**	**922**	**720**	**1,642**

Allowance for off-balance sheet positions in € m.		Six months ended Jun 30, 2008			Six months ended Jun 30, 2007	
	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**101**	**118**	**219**	**127**	**129**	**256**
Provision for off-balance sheet positions	(26)	(3)	(29)	(13)	(9)	(22)
Changes in the group of consolidated companies	–	–	–	6	–	6
Exchange rate changes	–	(5)	(5)	–	(1)	(1)
Balance, end of period	**75**	**110**	**185**	**120**	**119**	**239**

OTHER ASSETS AND OTHER LIABILITIES

in € m.	Jun 30, 2008	Dec 31, 2007
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	36,992	34,277
Receivables from prime brokerage	36,640	44,389
Pending securities transactions past settlement date	10,737	14,307
Receivables from unsettled regular way trades	94,322	58,186
Total brokerage and securities related receivables	178,691	151,159
Accrued interest receivable	5,808	7,549
Other	24,621	24,189
Total other assets	**209,120**	**182,897**

in € m.	Jun 30, 2008	Dec 31, 2007
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	20,619	17,029
Payables from prime brokerage	46,816	39,944
Pending securities transactions past settlement date	10,086	12,535
Payables from unsettled regular way trades	92,022	58,901
Total brokerage and securities related payables	169,543	128,409
Accrued interest payable	5,181	6,785
Other	46,791	36,315
Total other liabilities	**221,515**	**171,509**

LONG-TERM DEBT

in € m.	Jun 30, 2008	Dec 31, 2007
Senior debt:		
Bonds and notes:		
Fixed rate	71,222	72,173
Floating rate	50,050	46,384
Subordinated debt:		
Bonds and notes:		
Fixed rate	3,727	3,883
Floating rate	4,393	4,263
Total long-term debt	**129,392**	**126,703**

SHARES ISSUED AND OUTSTANDING

in million	Jun 30, 2008	Dec 31, 2007
Shares issued	530.6	530.4
Shares in treasury	25.2	29.3
– thereof buyback	24.9	29.1
– thereof other	0.3	0.2
Shares outstanding	505.4	501.1

CHANGES IN EQUITY

	Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007
Common shares		
Balance, beginning of year	1,358	1,343
Common shares issued under share-based compensation plans	0	8
Balance, end of period	1,358	1,351
Additional paid-in capital		
Balance, beginning of year	15,808	15,246
Net change in share awards in the reporting period	836	701
Common shares issued under share-based compensation plans	10	192
Tax benefits related to share-based compensation plans	(109)	96
Option premiums on options on Deutsche Bank common shares	7	62
Net gains (losses) on treasury shares sold	(143)	(11)
Other	(50)	2
Balance, end of period	16,359	16,288
Retained earnings		
Balance, beginning of year	25,116	20,451
Net income attributable to Deutsche Bank shareholders	517	3,899
Cash dividends declared and paid	(2,274)	(2,005)
Dividend related to equity classified as obligation to purchase common shares	226	277
Other effects from options on Deutsche Bank common shares	(7)	(1)
Other	–	2
Balance, end of period	23,578	22,623
Common shares in treasury, at cost		
Balance, beginning of year	(2,819)	(2,378)
Purchases of shares	(13,223)	(22,605)
Sale of shares	13,587	22,328
Treasury shares distributed under share-based compensation plans	3	1
Balance, end of period	(2,452)	(2,654)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(3,552)	(4,307)
Additions	(362)	(1,184)
Deductions	81	861
Balance, end of period	(3,833)	(4,630)
Net gains (losses) not recognized in the income statement, net of tax		
Balance, beginning of year	1,133	2,403
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(3,491)	1,234
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	26	(31)
Foreign currency translation, net of tax	(784)	(209)
Balance, end of period	(3,116)	3,397
Total shareholders' equity, end of period	**31,894**	**36,375**
Minority interest		
Balance, beginning of year	1,422	717
Minority interest in net profit or loss	(13)	10
Increases	599	176
Decreases and dividends	(192)	(180)
Foreign currency translation, net of tax	(38)	(6)
Balance, end of period	1,778	717
Total equity, end of period	**33,672**	**37,092**

Other Financial Information (unaudited)

REGULATORY CAPITAL

The following two tables present a summary of the Group's regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.

in € m.	Jun 30, 2008	Dec 31, 2007
	Basel II	Basel I
Core (Tier 1) capital:		
Common shares	1,358	1,358
Additional paid-in capital	16,359	15,808
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	15,837	17,717
Noncumulative trust preferred securities	7,141	5,602
Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(11,094)	(12,165)
Items to be partly deducted from Tier 1 capital[1]	(1,274)	N/A
Total core (Tier 1) capital	**28,327**	**28,320**
Supplementary (Tier 2) capital:		
Unrealized gains on listed securities (45 % eligible)	287	1,472
Other inherent loss allowance	N/A	358
Cumulative preferred securities	2,101	841
Qualified subordinated liabilities	7,555	7,058
Items to be partly deducted from Tier 2 capital[1]	(1,274)	N/A
Total supplementary (Tier 2) capital	**8,669**	**9,729**
Available Tier 3 capital	–	–
Total regulatory capital	**36,996**	**38,049**

N/A – Not applicable

1 Pursuant to KWG section 10 (6) and section 10 (6a) in conjunction with KWG section 10a.

REGULATORY RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m. (unless stated otherwise)	Jun 30, 2008	Dec 31, 2007
	Basel II	Basel I
Credit risk	247,486	314,845
Market risk	21,040	13,973
Operational risk	36,397	N/A
Total risk position	**304,923**	**328,818**
Core capital ratio (Tier 1) in %	9.3 %	8.6 %
Total capital ratio (Tier 1 + 2) in %	12.1 %	11.6 %

N/A – Not applicable

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital pursuant to KWG section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of June 30, 2008, the transitional item amounted to € 1,050 million. In the Group's reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk position shown above were increased by this amount. Correspondingly, the Group's reported Tier 1 and Total capital ratios including this item were 9.6 % and 12.4 % at the end of the quarter.

COMMITMENTS AND CONTINGENT LIABILITIES

The table below summarizes the contractual amounts of the Group's irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Jun 30, 2008	Dec 31, 2007
Irrevocable lending commitments	116,118	128,511
Contingent liabilities	49,236	49,905
Total	**165,354**	**178,416**

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.

OTHER CONTINGENCIES

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings are described below.

TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 79 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 14 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is ongoing.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed.

To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group's view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group's view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

CREDIT-RELATED MATTERS. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (i) three putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank's subsidiary Deutsche Bank Securities Inc. ("DBSI"), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; and (ii) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending New York Supreme Court in Nassau County regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

AUCTION RATE SECURITIES. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Securities ("ARS") offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in two individual actions asserting various claims under the federal securities laws and state common law by two investors in ARS. The purported class action and individual actions are in their early stages.

Deutsche Bank along with other industry participants, has also received numerous regulatory requests, including requests from the SEC and certain state regulatory agencies, in connection with investigations relating to the marketing and sale of ARS to clients, the failure of the ARS auctions in February 2008, and Deutsche Bank's and DBSI's role and participation in these auctions. DBSI has also received requests from FINRA seeking information about DBSI's proprietary and client holdings of ARS. Deutsche Bank is cooperating fully in the regulatory investigations.

BUSINESS COMBINATIONS

On January 31, 2008, the Group acquired 100 % of HedgeWorks LLC ("HedgeWorks"), a hedge fund administrator based in the United States. The cost of the business combination consisted of a cash payment of € 20 million and another € 15 million subject to the acquiree exceeding certain performance targets over the next three years. Based on provisional values, the purchase price was allocated as goodwill of € 23 million, other intangible assets of € 10 million and net tangible assets of € 2 million. HedgeWorks is included in GTB.

Effective March 12, 2008, the Group completed the acquisition of a 60 % majority stake in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm which was subsequently renamed to Deutsche Far Eastern Asset Management Company Limited. The preliminary cost of the acquisition consisted of a cash consideration of € 5 million, for which the Group purchased a 25 % stake and subscribed to newly issued shares amounting to 35 % of the share capital. The purchase price on provisional values is allocated as net tangible assets of € 5 million. The acquiree is included in AWM.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2008, and the year ended December 31, 2007, the Group has had business relationships with a number of related parties. Transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group's transactions with key management personnel as of June 30, 2008 were loans and commitments of € 4 million and deposits of € 3 million. As of December 31, 2007, there were loans and commitments of € 4 million and deposits of € 1 million among the Group's transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES

Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. When these transactions are eliminated on consolidation, they are not disclosed in the Group's financial statements.

LOANS

During the six months ended June 30, 2008, and year ended December 31, 2007, the Group made loans to related parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and other related parties	
In € m.	Jun 30, 2008	Dec 31, 2007
Loans outstanding, beginning of period	2,081	622
Loans issued during the period	842	1,790
Loan repayment during the period	82	161
Changes in the group of consolidated companies[1]	(1,216)	(2)
Exchange rate changes	(99)	(89)
Other changes	–	(79)
Loans outstanding, end of period[2]	1,526	2,081
Other credit risk related transactions:		
Provision for loan losses	–	–
Guarantees and commitments[3]	119	233

1 Two entities that were accounted for using the equity method were fully consolidated for the first time in the second quarter of 2008. Therefore loans made to these investments are now eliminated on consolidation.

2 The amount of these loans that are past due were nil as of June 30, 2008 and totaled € 3 million as of December 31, 2007, respectively. Loans include loans to joint ventures of € 8 million and € 24 million as of June 30, 2008 and December 31, 2007, respectively.

3 The guarantees above included credit and finance guarantees, financial letter of credits and standby letter of credits, commitments from pending transactions as well as guarantees that are related to leasing transactions.

DEPOSITS

	Associated companies and other related parties	
in € m.	Jun 30, 2008	Dec 31, 2007
Deposits outstanding, beginning of period	962	855
Deposits received during the period	781	294
Deposits repaid during the period	277	89
Changes in the group of consolidated companies	–	(43)
Exchange rate changes	(34)	(55)
Other changes	–	–
Deposits outstanding, end of period[1]	1,432	962

1 The above deposits were made in the ordinary course of business. Deposits included also € 2 million and € 3 million deposits from joint ventures as of June 30, 2008 and December 31, 2007, respectively.

In addition, the Group had trading assets of € 245 million as well as trading liabilities of € 112 million with associated companies as of June 30, 2008. As of December 31, 2007, trading positions with associated companies were € 67 million.

TRANSACTIONS WITH PENSION PLANS

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. As of June 30, 2008, transactions with these plans were not material for the Group.

EVENTS AFTER THE BALANCE SHEET DATE

On July 2, 2008, Deutsche Bank announced that it has signed an agreement by which it will acquire from ABN AMRO parts of its commercial banking activities in the Netherlands for € 709 million in cash. The businesses to be acquired serve over 35,000 commercial business clients as well as 8,000 private clients and employ 1,400 people. The transaction's closing date is anticipated at the beginning of the fourth quarter with the transaction being subject to several authorizations of De Nederlandsche Bank, the approval by the European Commission and other regulatory bodies. At completion, the businesses to be acquired will become part of the Global Transaction Banking business.

Other Information

TARGET DEFINITION

As part of Phase 3 of the Group's Management Agenda, the Group has stated targets for its IBIT attributable to Deutsche Bank shareholders, pre-tax return on average active equity and percentage growth in earnings per share. These targets are measured using target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group's core businesses. These target definitions, which are set forth below, are non-GAAP financial measures.

IBIT ATTRIBUTABLE TO DEUTSCHE BANK SHAREHOLDERS (TARGET DEFINITION): The IBIT attributable to Deutsche Bank shareholders target is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Income before income taxes (IBIT)	642	2,699	388	5,862
Less pretax minority interest	4	1	13	(10)
IBIT attributable to Deutsche Bank shareholders	646	2,700	402	5,852
Add (deduct):				
Certain significant gains (net of related expenses)	(242)[1]	(131)[2]	(1,095)[3]	(383)[4]
Certain significant charges	–	–	–	–
IBIT attributable to the Deutsche Bank shareholders (target definition)	404	2,569	(694)	5,470

1 Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.
2 Gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.
3 Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.
4 Gains from the sale of industrial holdings (Fiat S.p.A.) of € 128 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 131 million.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): The pre-tax return on average active equity target is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group's average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders' equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders' equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.

AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group's ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders' equity are average unrealized net gains on financial assets available for sale and average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

in € m. (unless stated otherwise)	Three months ended		Six months ended	
	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Average shareholders' equity	33,159	36,173	34,428	35,071
Add (deduct):				
Average unrealized net gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(829)	(4,111)	(1,723)	(3,764)
Average dividend accruals	(2,089)	(2,215)	(2,302)	(2,276)
Average active equity	30,241	29,846	30,403	29,031
Pre-tax return on average shareholders' equity	7.8 %	29.9 %	2.3 %	33.4 %
Pre-tax return on average active equity	8.5 %	36.2 %	2.6 %	40.3 %
Pre-tax return on average active equity (target definition)	5.3 %	34.4 %	(4.6)%	37.7 %

DILUTED EARNINGS PER SHARE (TARGET DEFINITION): The target for growth in earnings per share is based on diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, adjusted for post-tax effects of significant gains/charges and certain significant tax effects, divided by the weighted average number of diluted shares outstanding.

For reference, diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

	Three months ended		Six months ended	
in € m.	Jun 30, 2008	Jun 30, 2007	Jun 30, 2008	Jun 30, 2007
Net income attributable to Deutsche Bank shareholders	649	1,778	517	3,899
Add (deduct):				
Post-tax effect of certain significant gains/charges	(231)[1]	(71)[2]	(1,084)[3]	(268)[4]
Certain significant tax effects	–	–	–	–
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	418	1,707	(567)	3,631
Diluted earnings per share	€ 1.27	€ 3.60	€ 1.01	€ 7.86
Diluted earnings per share (target definition)	€ 0.82	€ 3.46	€ (1.12)	€ 7.32

1 Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of € 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.

2 Gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 71 million.

3 Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 999 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.

4 Gains from the sale of industrial holdings (Fiat S.p.A.) of € 126 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, and a gain from the sale of premises (sale and leaseback transaction 60 Wall Street) of € 71 million.

MANAGEMENT BOARD

At its meeting on March 19, 2008, the Supervisory Board appointed Stefan Krause, member of the Board of Management of BMW AG until March 2008, as member of the Management Board of Deutsche Bank AG effective April 1, 2008. With effect from October 1, 2008, Stefan Krause will assume the position of Chief Financial Officer as successor to Anthony Di Iorio, who is retiring, as planned, on September 30, 2008.

SUPERVISORY BOARD

With the exception of the mandate of Dr. Theo Siegert, who is already elected for the period until the conclusion of the General Meeting 2012, the term of office of the Supervisory Board ended upon conclusion of the General Meeting on May 29, 2008. The following persons were newly elected to the Supervisory Board of Deutsche Bank AG:

As representatives of the employees: Wolfgang Böhr, Alfred Herling, Martina Klee and Marlehn Thieme; as representatives of the shareholders: Suzanne Labarge, former Vice Chairman and Chief Risk Officer of Royal Bank of Canada, Dr. Johannes Teyssen, Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, and Werner Wenning, Chairman of the Management Board of Bayer AG.

The following persons were re-elected: As representatives of the employees: Heidrun Förster, Gerhard Herzberg, Henriette Mark, Gabriele Platscher, Karin Ruck and Leo Wunderlich and as representatives of the shareholders: Dr. Clemens Börsig, Dr. Karl-Gerhard Eick, Sir Peter Job, Prof. Dr. Henning Kagermann, Maurice Lévy and Tilman Todenhöfer.

The following persons left the Supervisory Board upon conclusion of the General Meeting on May 29, 2008: Ulrich Hartmann, Sabine Horn, Rolf Hunck, Ulrich Kaufmann, Peter Kazmierczak, Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer and Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber.

At the constitutive meeting of the Supervisory Board on May 29, 2008, Dr. Clemens Börsig was elected Chairman of the Supervisory Board and Karin Ruck was elected Deputy Chairperson of the Supervisory Board.

Impressum

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Interim Report on the Internet:
www.deutsche-bank.com/2Q2008

Cautionary statement

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

FINANCIAL CALENDAR

2008	
Oct 30, 2008	Interim Report as of September 30, 2008
2009	
Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009